As filed with the Securities and Exchange Commission on January 27, 2006 Registration Nos. 333-129296 333-129300 333-125152 333-129303

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact Name of Trust:

TAX EXEMPT SECURITIES TRUST

National Trust 424

California Trust 221 (Insured)

New Jersey Trust 183

New York Trust 259

B.  Name of depositor:

CITIGROUP GLOBAL MARKETS INC.

C.  Complete address of depositor’s principal executive offices:

CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York 10013

D.  Name and complete address of agent for service:

MICHAEL KOCHMANN

CITIGROUP GLOBAL MARKETS INC.

153 East 53rd Street, 25th Floor

New York, New York 10022

Copy to:

MICHAEL R. ROSELLA, ESQ.

PAUL, HASTINGS, JANOFSKY & WALKER LLP

75 East 55th Street

New York, New York 10022

E.  Title of Securities being registered:

An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.  Approximate date of proposed public offering:

As soon as practicable after the effective date of the registration statement.

☒  Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

TAX EXEMPT

SECURITIES TRUST

National Trust 424

California Trust 221 (Insured)

New Jersey Trust 183

New York Trust 259

UNIT INVESTMENT TRUSTS

The Tax Exempt Securities Trust is sponsored by Citigroup Global Markets Inc. and consists of four separate unit investment trusts: National Trust 424, California Trust 221 (Insured), New Jersey Trust 183 and New York Trust 259. Each trust contains a fixed portfolio of long-term municipal bonds. The interest income of these bonds is generally exempt from federal income tax and, for state designated trusts, state and local income tax in the state for which the trust is named.

This Prospectus contains three parts. Part A contains the Summary of Essential Information including summary material relating to the trusts, the Portfolios and the Statements of Financial Condition. Part B contains more detailed information about the Tax Exempt Securities Trust and Part C contains specific information about the state designated trusts. Part A may not be distributed unless accompanied by Parts B and C.

Read and retain this Prospectus for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated January 27, 2006

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

TAX EXEMPT SECURITIES TRUST

INVESTMENT SUMMARY AS OF JANUARY 26, 2006

Use this Investment Summary to help you decide whether the portfolios comprising the Tax Exempt Securities Trust are right for you. More detailed information can be found later in this prospectus.

Investment Objective

Each of the trusts seeks to pay investors monthly distributions of tax exempt interest income while conserving their capital. The Sponsor has selected a fixed portfolio of municipal bonds intended to achieve these goals.

Investment Strategy

All of the bonds in the California Trust (Insured) are insured by AAA-rated insurance companies that guarantee timely payments of principal and interest on the bonds (but not the value of the bonds before they mature). As a result, all of the bonds in the California Trust (Insured) are rated AAA by Standard & Poor’s or Fitch Ratings or Aaa by Moody’s.

All of the bonds in the National, New Jersey and New York Trusts are rated A or better by Standard & Poor’s, Moody’s or Fitch Ratings. State designated trusts primarily contain bonds issued by the state for which the trust is named or counties, municipalities, authorities or political subdivisions of that state.

Taxes

Interest received by the unit holders of the trusts on the bonds in each of the trusts is generally exempt from regular federal income tax. Interest on the bonds in each state trust is also generally exempt from certain state and local personal income taxes of the state for which the trust is named.

Risk Factors

Holders can lose money by investing in these trusts. The value of the units and the bonds held in the portfolio can each decline in value. An investment in units of a trust should be made with an understanding of the following risks:

•	Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer’s worsening financial condition or a drop in bond ratings.

•	The effective maturity of a long-term bond may be dramatically different than shorter term obligations. Investors will receive early returns of principal when bonds are called or sold before they mature. Investors may not be able to reinvest the money they receive at as high a yield or as long a maturity.

•	The municipal bonds could lose their tax-exempt status either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws.

•	The default of an issuer of a municipal bond in making its payment obligation could result in the loss of interest income and/or principal to investors of an uninsured trust. Investors of an insured trust could lose interest income and/or principal if the issuer and the insurer of a municipal bond both default in making their payment obligation.

•	Since the portfolio of each of the trusts is fixed and not managed, in general the Sponsor can only sell bonds at a trust’s termination or in order to meet redemptions. As a result, the price at which a bond is sold may not be the highest price it attained during the life of a trust.

•	Under certain circumstances an investor may recognize taxable income from his or her investment in a trust due to, for example, original issue discount, market discount or capital gains.

The Public Offering Price

The Public Offering Price plus estimated organization costs per unit as of January 26, 2006, would have been $1,055.69 for the National Trust, $1,058.62 for the California Trust (Insured), $1,063.34 for the New Jersey Trust and $1,047.21 for the New York Trust.

During the initial public offering period the Public Offering Price per unit is calculated by:

•	dividing the aggregate offering price of the underlying bonds in a trust by the number of units outstanding.

•	adding a sales charge of 4.70% (4.932% of the aggregate offering price of the bonds per unit).

•	adding a per unit amount sufficient to reimburse the Sponsor for organization costs.

After the initial offering period the Public Offering Price per unit is calculated by:

•	dividing the aggregate bid price of the underlying bonds in a trust by the number of units outstanding.

•	adding a sales charge of 4.70% (4.932% of the aggregate bid price of the bonds per unit).

Market for Units

The Sponsor currently intends to repurchase units from holders at prices based upon the aggregate bid price of the underlying bonds. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the Sponsor stops repurchasing units, a unit holder may dispose of its units by redemption through the Trustee. The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the Sponsor or the Trustee without fee or penalty.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NATIONAL TRUST 424

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.50
Reimbursement to Sponsor for Estimated Organization Costs	.237%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.123%	$1.24
Other Operating Expenses	.087%	$.87
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.235%	$2.36

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .235% and a 5% annual return on the investment throughout the periods	$516	$565	$619	$778

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR CALIFORNIA TRUST 221 (INSURED)

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.64
Reimbursement to Sponsor for Estimated Organization Costs	.237%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.114%	$1.15
Other Operating Expenses	.076%	$.76
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.215%	$2.16

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .215% and a 5% annual return on the investment throughout the periods	$514	$559	$609	$754

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NEW JERSEY TRUST 183

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.86
Reimbursement to Sponsor for Estimated Organization Costs	.236%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.120%	$1.21
Other Operating Expenses	.072%	$.73
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.217%	$2.19

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .217% and a 5% annual return on the investment throughout the periods	$514	$560	$610	$757

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NEW YORK TRUST 259

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.10
Reimbursement to Sponsor for Estimated Organization Costs	.239%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.119%	$1.18
Other Operating Expenses	.076%	$.76
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.220%	$2.19

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .220% and a 5% annual return on the investment throughout the periods	$515	$561	$611	$761

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION

AS OF JANUARY 26, 2006 ♦

Sponsor

Citigroup Global Markets Inc.

Trustee

The Bank of New York

Evaluator

Standard & Poor’s Securities Evaluations, Inc.

Date of Deposit and of Trust Agreement

January 26, 2006

Mandatory Termination Date*

Each Trust will terminate on the date of maturity, redemption, sale or other disposition of the last Bond held in the Trust.

Record Dates

The sixth day of each month, commencing February 6, 2006.

Distribution Dates

The fifteenth day of each month, commencing February 15, 2006.**

Evaluation Time

As of 4:00 p.m. Eastern Time (or earlier on days where the Bond Market Association recommends an early bond market close).

Evaluator’s Fee

The Evaluator will receive a fee of $.29 per Bond per evaluation.

Sponsor’s Annual Portfolio Supervision Fee***

Maximum of $.25 per $1,000 face amount of the underlying Bonds.

♦	The Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.
*	The actual date of termination of each Trust may be considerably earlier (see Part B, “Amendment and Termination of the Trust Agreement—Termination”).
**	The first monthly income distribution of $1.28 for the National Trust, $1.24 for the California Trust (Insured), $1.25 for the New Jersey Trust and $1.23 for the New York Trust will be made on February 15, 2006.
***	In addition to this amount, the Sponsor may be reimbursed for bookkeeping and other administrative expenses not exceeding its actual costs.

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION

AS OF JANUARY 26, 2006

	National Trust 424	California Trust 221 (Insured)
Principal Amount of Bonds in Trust	$5,000,000	$3,000,000
Number of Units	5,000	3,000
Principal Amount of Bonds in Trust per Unit	$1,000	$1,000
Fractional Undivided Interest in Trust per Unit	1/5,000	1/3,000
Minimum Value of Trust:
Trust Agreement may be Terminated if Principal Amount is less than	$2,500,000	$1,500,000
Calculation of Public Offering Price per Unit*:
Aggregate Offering Price of Bonds in Trust	$5,018,435	$3,019,427

Divided by Number of Units	$1,003.69	$1,006.48
Plus: Sales Charge (4.70% of the Public Offering Price)	$49.50	$49.64

Public Offering Price per Unit	$1,053.19	$1,056.12
Plus: Estimated Organization Costs	$2.50	$2.50
Plus: Accrued Interest*	$.64	$.62

Total	$1,056.33	$1,059.24

Sponsor’s Initial Repurchase Price per Unit (per Unit Offering Price of Bonds)**	$1,003.69	$1,006.48
Approximate Redemption Price per Unit (per Unit Bid Price of Bonds)**	$993.12	$993.14

Difference Between per Unit Offering and Bid Prices of Bonds	$10.57	$13.34

Calculation of Estimated Net Annual Income per Unit:
Estimated Annual Income per Unit	$48.44	$46.92
Less: Estimated Trustee’s Annual Fee***	$1.24	$1.15
Less: Other Estimated Annual Expenses	$1.12	$1.01

Estimated Net Annual Income per Unit	$46.08	$44.76

Calculation of Monthly Income Distribution per Unit:
Estimated Net Annual Income per Unit	$46.08	$44.76
Divided by 12	$3.84	$3.73
Accrued interest from the day after the Date of Deposit to the first record date**	$1.28	$1.24
First distribution per Unit	$1.28	$1.24
Daily Rate (360-day basis) of Income Accrual per Unit	$.1280	$.1243
Estimated Current Return based on Public Offering Price****	4.36%	4.23%
Estimated Long-Term Return****	4.09%	3.98%

*	Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
**	This figure will also include accrued interest from the day after the Date of Deposit through the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor’s Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
***	Per $1,000 principal amount of Bonds, plus expenses.
****	The Estimated Current Return is calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION

AS OF JANUARY 26, 2006

	New Jersey Trust 183	New York Trust 259
Principal Amount of Bonds in Trust	$3,000,000	$4,000,000
Number of Units	3,000	4,000
Principal Amount of Bonds in Trust per Unit	$1,000	$1,000
Fractional Undivided Interest in Trust per Unit	1/3,000	1/4,000
Minimum Value of Trust:
Trust Agreement may be Terminated if Principal Amount is less than	$1,500,000	$2,000,000
Calculation of Public Offering Price per Unit*:
Aggregate Offering Price of Bonds in Trust	$3,032,938	$3,982,422

Divided by Number of Units	$1,010.98	$995.61
Plus: Sales Charge (4.70% of the Public Offering Price)	$49.86	$49.10

Public Offering Price per Unit	$1,060.84	$1,044.71
Plus: Estimated Organization Costs	$2.50	$2.50
Plus: Accrued Interest*	$.62	$.61

Total	$1,063.96	$1,047.82

Sponsor’s Initial Repurchase Price per Unit (per Unit Offering Price of Bonds)**	$1,010.98	$995.61
Approximate Redemption Price per Unit (per Unit Bid Price of Bonds)**	$999.94	$984.24

Difference Between per Unit Offering and Bid Prices of Bonds	$11.04	$11.37

Calculation of Estimated Net Annual Income per Unit:
Estimated Annual Income per Unit	$47.43	$46.59
Less: Estimated Trustee’s Annual Fee***	$1.21	$1.18
Less: Other Estimated Annual Expenses	$.98	$1.01

Estimated Net Annual Income per Unit	$45.24	$44.40

Calculation of Monthly Income Distribution per Unit:
Estimated Net Annual Income per Unit	$45.24	$44.40
Divided by 12	$3.77	$3.70
Accrued interest from the day after the Date of Deposit to the first record date**	$1.25	$1.23
First distribution per Unit	$1.25	$1.23
Daily Rate (360-day basis) of Income Accrual per Unit	$.1256	$.1233
Estimated Current Return based on Public Offering Price****	4.25%	4.24%
Estimated Long-Term Return****	3.89%	4.01%

*	Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
**	This figure will also include accrued interest from the day after the Date of Deposit through the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor’s Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
***	Per $1,000 principal amount of Bonds, plus expenses.
****	The Estimated Current Return is calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF JANUARY 26, 2006

	National Trust 424	California Trust 221 (Insured)
Number of municipal bonds (from 13 states for the National Trust and from California for the California Trust (Insured))	22	9
Number of bonds issued with “original issue discount”	12	5
Average life to maturity of the bonds in the Trust (in years)	29.8	28.1
	Percentages†	Percentages†
Percentage of bonds acquired prior to the deposit of all the Securities by the Sponsor into the Trust from Citigroup Global Markets Inc. and its affiliates (as sole underwriter, member of underwriting syndicate or otherwise from its own organization)*	4.3%	37.1%
General obligation bonds backed by the taxing power of state issuer	8.2%	16.0%
Bonds not supported by the issuer’s power to levy tax	91.8%	84.0%
The bonds derived their income from the following primary sources:
• educational facilities	9.0%	23.8%
• hospital and health care facilities	24.4%	0.0%
• housing facilities	12.5%	0.0%
• lease rental payments	6.2%	17.1%
• power facilities	2.9%	0.0%
• public improvement facilities	4.3%	0.0%
• recreational facilities	5.2%	0.0%
• tax allocation	0.0%	20.1%
• tobacco settlement	9.3%	3.8%
• transportation facilities	2.2%	3.4%
• various purpose	0.0%	15.8%
• water and sewer facilities	15.8%	0.0%
The bonds in the Trust are rated as follows:
• Standard & Poor’s
AAA	26.3%	100.0%
AA	42.1%	0.0%
A	22.8%	0.0%

Total	91.2%	100.0%

• Moody’s
Aaa	3.5%	0.0%
A	5.3%	0.0%

Total	8.8%	0.0%

The following insurance companies have insured the bonds in the Trust as to timely payment of principal and interest:
• AMBAC	6.5%	48.8%
• FGIC	3.5%	36.3%
• FSA	4.1%	0.0%
• MBIA	12.6%	3.4%
• Radian	11.3%	0.0%
• XLCA	0.0%	11.5%

Total	38.0%	100.0%

†	Percentages based on the aggregate offering price of the bonds in the Trust.
*	Citigroup Global Markets Inc. and its affiliates may have gains or losses on the sales of bonds to the Sponsor for deposit in the Trust.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF JANUARY 26, 2006

	New Jersey Trust 183	New York Trust 259
Number of municipal bonds (from New Jersey and Puerto Rico for the New Jersey Trust and from New York and Puerto Rico for the New York Trust)	11	12
Number of bonds issued with “original issue discount”	3	4
Average life to maturity of the bonds in the Trust (in years)	26.5	30.3
	Percentages†	Percentages†
Percentage of bonds acquired prior to the deposit of all the Securities by the Sponsor into the Trust from Citigroup Global Markets Inc. and its affiliates (as sole underwriter, member of underwriting syndicate or otherwise from its own organization)**	17.3%	0.0%
General obligation bonds backed by the taxing power of state issuer	6.1%	13.0%
Bonds not supported by the issuer’s power to levy tax	93.9%	87.0%
The bonds derived their income from the following primary sources:
• educational facilities	12.6%	10.5%
• hospital and health care facilities	20.9%	3.1%
• industrial development facilities	0.0%	23.9%
• lease rental payments	25.4%*	0.0%
• power facilities	3.4%	0.0%
• recreational facilities	0.0%	10.1%
• transportation facilities	25.8%*	22.5%
• water and sewer facilities	5.8%	16.9%
The bonds in the Trust are rated as follows:
• Standard & Poor’s
AAA	54.0%	44.8%
AA	7.8%	21.8%
A	20.8%	13.0%

Total	82.6%	79.6%

• Moody’s
Aaa	17.4%	0.0%
Aa	0.0%	17.3%
A	0.0%	3.1%

Total	17.4%	20.4%

The following insurance companies have insured the bonds in the Trust as to timely payment of principal and interest:
• AGC	9.5%	12.4%
• AMBAC	37.4%	10.1%
• CIFG	0.0%	6.6%
• FGIC	5.8%	0.0%
• FSA	6.1%	0.0%
• MBIA	12.6%	10.6%
• XLCA	0.0%	5.1%

Total	71.4%	44.8%

†	Percentages based on the aggregate offering price of the bonds in the Trust.
*	The Trust is considered to be “concentrated” in a particular category when bonds of that type make up 25% or more of the portfolio.
**	Citigroup Global Markets Inc. and its affiliates may have gains or losses on the sales of bonds to the Sponsor for deposit in the Trust.

UNDERWRITING

The names and addresses of the Underwriters and the number of Units to be sold by them are as follows:

	National Trust 424	California Trust 221 (Insured)	New Jersey Trust 183	New York Trust 259
Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013	4,000	2,800	2,800	2,300

SWS Securities 45 Broadway New York, New York 10006	—	—	—	1,500

UBS Financial Services Inc. 1285 Avenue of the Americas, 9th Floor New York, New York 10019	250	100	100	100

Wachovia Securities LLC 901 East Byrd Street Richmond, Virginia 23219	250	100	100	100

Pershing Trading Company, L.P. 1 Pershing Plaza Jersey City, New Jersey 07399	500	—	—	—

Total	5,000	3,000	3,000	4,000

Report of Independent Registered Public Accounting Firm

To the Sponsor, Trustee and Unit Holders of

Tax Exempt Securities Trust, National Trust 424, California Trust 221 (Insured), New Jersey Trust 183 and New York Trust 259:

We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 424, California Trust 221 (Insured), New Jersey Trust 183 and New York Trust 259 as of January 26, 2006. These financial statements are the responsibility of the Sponsor (see note 6 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on January 26, 2006, and other appropriate auditing procedures for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 424, California Trust 221 (Insured), New Jersey Trust 183 and New York Trust 259 as of January 26, 2006, in conformity with U.S. generally accepted accounting principles.

New York, New York

January 26, 2006

TAX EXEMPT SECURITIES TRUST

STATEMENTS OF FINANCIAL CONDITION

AS OF DATE OF DEPOSIT, JANUARY 26, 2006

	TRUST PROPERTY
	National Trust 424	California Trust 221 (Insured)
Investment in Tax-Exempt Securities:
Bonds represented by purchase contracts backed by letter of credit (1)	$5,018,435	$3,019,427
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	46,476	40,171
Cash (3)	12,500	7,500

Total	$5,077,411	$3,067,098

	LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities:
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	$46,476	$40,171
Reimbursement to Sponsor for Organization Costs (3)	12,500	7,500

	58,976	47,671

Interest of Unit Holders:
Units of fractional undivided interest outstanding (National Trust 424: 5,000; California Trust 221 (Insured): 3,000)
Cost to investors (4)	5,278,450	3,175,860
Less—Gross underwriting commission (5)	247,515	148,933
Less—Organization Costs (3)	12,500	7,500

Net amount applicable to investors	5,018,435	3,019,427

Total	$5,077,411	$3,067,098

(1)	Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 4:00 p.m. on January 26, 2006, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, “Public Offering—Offering Price.” The aggregate cost to the Trusts of all the Bonds listed under the Portfolios of Securities is $15,053,222. Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $16,000,000 which was deposited with the Trustee for the purchase of $15,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost to the Sponsor of $14,974,125 plus $130,740, representing accrued interest thereon through the Date of Deposit.
(2)	The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit Holder of record on such date, as set forth in Part B, “Rights of Unit Holders—Distribution of Interest and Principal.”
(3)	A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.
(4)	The cost to investors represents the public offering price (exclusive of interest) computed on 5,000 Units of the National Trust and 3,000 Units of the California Trust (Insured) on the basis set forth in Part B, “Public Offering—Offering Price,” plus estimated organization costs.
(5)	Sales charge of 4.70% computed on 5,000 Units of the National Trust and 3,000 Units of the California Trust (Insured) respectively, on the basis set forth in Part B, “Public Offering—Offering Price.”
(6)	The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with U.S. generally accepted accounting principles based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust’s Portfolio of Securities on the basis set forth in Part B, “Public Offering—Offering Price.”

TAX EXEMPT SECURITIES TRUST

STATEMENTS OF FINANCIAL CONDITION

AS OF DATE OF DEPOSIT, JANUARY 26, 2006

	TRUST PROPERTY
	New Jersey Trust 183	New York Trust 259
Investment in Tax-Exempt Securities:
Bonds represented by purchase contracts backed by letter of credit (1)	$3,032,938	$3,982,422
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	17,956	26,137
Cash (3)	7,500	10,000

Total	$3,058,394	$4,018,559

	LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities:
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	$17,956	$26,137
Reimbursement to Sponsor for Organization Costs (3)	7,500	10,000

	25,456	36,137

Interest of Unit Holders:
Units of fractional undivided interest outstanding (New Jersey Trust 183: 3,000; New York Trust 259: 4,000)
Cost to investors (4)	3,190,020	4,188,840
Less—Gross underwriting commission (5)	149,582	196,418
Less—Organization Costs (3)	7,500	10,000

Net amount applicable to investors	3,032,938	3,982,422

Total	$3,058,394	$4,018,559

(1)	Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 4:00 p.m. on January 26, 2006, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, “Public Offering—Offering Price.” The aggregate cost to the Trusts of all the Bonds listed under the Portfolios of Securities is $15,053,222. Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $16,000,000 which was deposited with the Trustee for the purchase of $15,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost to the Sponsor of $14,974,125 plus $130,740, representing accrued interest thereon through the Date of Deposit.
(2)	The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit Holder of record on such date, as set forth in Part B, “Rights of Unit Holders—Distribution of Interest and Principal.”
(3)	A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.
(4)	The cost to investors represents the public offering price (exclusive of interest) computed on 3,000 Units of the New Jersey Trust and 4,000 Units of the New York Trust on the basis set forth in Part B, “Public Offering—Offering Price,” plus estimated organization costs.
(5)	Sales charge of 4.70% computed on 3,000 Units of the New Jersey Trust and 4,000 Units of the New York Trust respectively, on the basis set forth in Part B, “Public Offering—Offering Price.”
(6)	The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with U.S. generally accepted accounting principles based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust’s Portfolio of Securities on the basis set forth in Part B, “Public Offering—Offering Price.”

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 424—PORTFOLIO OF SECURITIES

AS OF JANUARY 26, 2006

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$200,000	Maricopa County, Arizona, Industrial Development Authority, Multifamily Housing Revenue Bonds, National Health Facilities II Project, FSA Insured, 5.10% Due 1/1/2033	AAA	1/1/18 @ 100 SF 7/1/24 @ 100	$208,164	4.650%	$10,200

2.	250,000	Scottsdale, Arizona, Municipal Property Corporation Excise Tax Revenue Bonds, 4.50% Due 7/1/2035	AA+	7/1/16 @ 100 SF 7/1/31 @ 100	247,975	4.550	11,250

3.	225,000	Golden State, California, Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds, 4.625% Due 6/1/2045	A–	6/1/15 @ 100 SF 6/1/39 @ 100	215,372	4.870	10,406

4.	250,000	Golden State, California, Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds, 5.00% Due 6/1/2045	A–	6/1/15 @ 100 SF 6/1/39 @ 100	254,658	4.750	12,500

5.	140,000	Colorado Springs, Colorado, Utilities Revenue Bonds, 5.00% Due 11/15/2044	AA	11/15/14 @ 100 SF 11/15/40 @ 100	145,033	4.500	7,000

6.	250,000	Tower Metropolitan District, Colorado, General Obligation Bonds, Radian Insured, 5.00% Due 12/1/2035	AA	12/1/15 @ 100 SF 12/1/30 @ 100	255,843	4.700	12,500

7.	250,000	Indiana Health & Educational Facilities Financing Authority, Hospital Revenue Bonds, Clarian Health, 5.00% Due 2/15/2039	A+	2/15/16 @ 100 SF 2/15/37 @ 100	251,957	4.900	12,500

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 424—PORTFOLIO OF SECURITIES

AS OF JANUARY 26, 2006

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

8.	$300,000	Carmel, Indiana, Redevelopment Authority Lease Rent Revenue Bonds, Performing Arts Center, 5.00% Due 2/1/2033	AA	2/1/16 @ 100	$310,758	4.550%	$15,000

9.	200,000	Massachusetts State Development Finance Agency Revenue Bonds, WGBH Educational Foundation, AMBAC Insured, 5.375% Due 1/1/2042	AAA	1/1/12 @ 101 SF 1/1/32 @ 100	215,418	4.050	10,750

10.	200,000	Michigan State Hospital Finance Authority Revenue Bonds, Sparrow Obligation Group, 5.625% Due 11/15/2031	A+	11/15/11 @ 101 SF 11/15/22 @ 100	211,604	4.620	11,250

11.	200,000	New Jersey Health Care Facilities Financing Authority Revenue Bonds, Hunterdon Medical Center, 5.25% Due 7/1/2025	A–	7/1/16 @ 100 SF 7/1/21 @ 100	211,858	4.530	10,500

12.	250,000	Passaic Valley, New Jersey, Sewer Commissioners, Sewer System Revenue Bonds, FGIC Insured, 2.50% Due 12/1/2032	Aaa*	12/1/13 @ 100 SF 12/1/26 @ 100	175,905	4.390	6,250

13.	180,000	North Carolina Capital Facilities Finance Agency Revenue Bonds, Duke University Project, 5.125% Due 10/1/2041	AA+	10/1/11 @ 100 SF 10/1/40 @ 100	186,485	4.400	9,225

14.	235,000	Charlotte-Mecklenburg Hospital Authority, North Carolina, Healthcare System Revenue Bonds, Carolinas Healthcare System, 5.00% Due 1/15/2045	AA	1/15/15 @ 100 SF 1/15/40 @ 100	238,732	4.780	11,750

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 424—PORTFOLIO OF SECURITIES

AS OF JANUARY 26, 2006

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

15.	$200,000	Southcentral, Pennsylvania, General Authority Revenue Bonds, Hanover Hospital Inc., Radian Insured, 5.00% Due 12/1/2030	AA	12/1/15 @ 100	$207,068	4.550%	$10,000

16.	415,000	Rhode Island Housing & Mortgage Finance Corporation, Homeownership Opportunity Revenue Bonds, 4.85% Due 4/1/2033	AA+	4/1/15 @ 100 SF 4/1/27 @ 100	417,419	4.770	20,127

17.	250,000	Lexington One School Facilities Corporation, South Carolina, Installment Purpose Revenue Bonds, Lexington County School District # 1, 5.25% Due 12/1/2027	A1*	12/1/15 @ 100	264,158	4.530	13,125

18.	100,000	Texas State Turnpike Authority, Central Texas Turnpike System Revenue Bonds, AMBAC Insured, 5.50% Due 8/15/2039	AAA	8/15/12 @ 100	108,389	4.030	5,500

19.	150,000	Bastrop, Texas, Independent School District, General Obligation Bonds, 5.125% Due 2/15/2037	AAA	2/15/12 @ 100 SF 2/15/35 @ 100	155,963	4.370	7,688

20.	405,000	Beaumont, Texas, Waterworks & Sewer System Revenue Bonds, MBIA Insured, 4.00% Due 9/1/2028	AAA	9/1/15 @ 100 SF 9/1/27 @ 100	368,408	4.650	16,200

21.	250,000	Harris County, Houston, Texas, Sports Authority Special Revenue Bonds, MBIA Insured, 5.25% Due 11/15/2040	AAA	11/15/11 @ 100 SF 11/15/31 @ 100	263,377	4.200	13,125

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 424—PORTFOLIO OF SECURITIES

AS OF JANUARY 26, 2006

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

22.	$100,000	Wisconsin State Health & Educational Facilities Authority Revenue Bonds, Marshfield Clinic, Radian Insured, 5.375% Due 2/15/2031	AA	2/15/12 @ 100 SF 2/15/24 @ 100	$103,891	4.630%	$5,375

	$5,000,000				$5,018,435		$242,221

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

CALIFORNIA TRUST 221 (INSURED)—PORTFOLIO OF SECURITIES

AS OF JANUARY 26, 2006

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$500,000	State of California, General Obligation Bonds, AMBAC Insured, 4.25% Due 3/1/2030	AAA	3/1/15 @ 100	$481,710	4.500%	$21,250

2.	500,000	California State Public Works Board Lease Revenue Bonds, California Community College, FGIC Insured, 4.00% Due 10/1/2030	AAA	10/1/15 @ 100	464,350	4.480	20,000

3.	325,000	Coachella, California, Financing Authority, Tax Allocation Revenue Bonds, Redevelopment Project, XLCA Insured, 5.25% Due 9/1/2034	AAA	3/1/15 @ 100 SF 9/1/29 @ 100	346,768	4.350	17,063

4.	100,000	Foothill/Eastern Corridor Agency, California, Toll Road Revenue Bonds, MBIA Insured, 5.00% Due 1/1/2035	AAA	1/1/10 @ 100	103,454	4.040	5,000

5.	110,000	Golden State, California, Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds, FGIC Insured, 5.00% Due 6/1/2045	AAA	6/1/15 @ 100 SF 6/1/39 @ 100	114,153	4.500	5,500

6.	250,000	Lancaster, California, Redevelopment Agency, Tax Allocation Bonds, Tax Allocation Redevelopment Project, FGIC Insured, 5.00% Due 8/1/2034	AAA	8/1/13 @ 100 SF 8/1/25 @ 100	260,320	4.350	12,500

7.	260,000	Placentia—Yorba Linda, California, Unified School District, Certificates of Participation, FGIC Insured, 4.50% Due 10/1/2033	AAA	10/1/15 @ 100 SF 10/1/28 @ 100	255,939	4.600	11,700

8.	500,000	San Jose, California, Finance Authority Lease Revenue Bonds, Civic Center Project, AMBAC Insured, 5.00% Due 6/1/2037	AAA	6/1/12 @ 100 SF 6/1/33 @ 100	516,430	4.400	25,000

TAX EXEMPT SECURITIES TRUST

CALIFORNIA TRUST 221 (INSURED)—PORTFOLIO OF SECURITIES

AS OF JANUARY 26, 2006

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

9.	$455,000	South Tahoe, California, Joint Powers Financing Authority Revenue Bonds, Redevelopment Project Area # 1, AMBAC Insured, 5.00% Due 10/1/2035	AAA	10/1/15 @ 100 SF 10/1/21 @ 100	$476,303	4.400%	$22,750

	$3,000,000				$3,019,427		$140,763

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

NEW JERSEY TRUST 183—PORTFOLIO OF SECURITIES

AS OF JANUARY 26, 2006

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$375,000	New Jersey State Educational Facilities Authority Revenue Bonds, New Jersey Institute of Technology, MBIA Insured, 4.75% Due 7/1/2031	AAA	7/1/11 @ 100 SF 7/1/27 @ 100	$381,266	4.400%	$17,813

2.	500,000	New Jersey Health Care Facilities Financing Authority Revenue Bonds, Hunterdon Medical Center, 5.25% Due 7/1/2025	A–	7/1/16 @ 100 SF 7/1/21 @ 100	529,645	4.530	26,250

3.	250,000	New Jersey State Turnpike Authority, Turnpike Revenue Bonds, AMBAC Insured, 5.00% Due 1/1/2035	AAA	1/1/10 @ 100 SF 1/1/32 @ 100	259,462	3.950	12,500

4.	250,000	Essex County, New Jersey, Improvement Authority Lease Revenue Bonds, Sportsplex, AMBAC Insured, 4.30% Due 10/1/2027	Aaa*	10/1/15 @ 100	245,830	4.420	10,750

5.	500,000	Hudson County, New Jersey, Improvement Authority Lease Revenue Bonds, County Services Building Project, AMBAC Insured, 5.00% Due 4/1/2035	AAA	4/1/15 @ 100 SF 4/1/26 @ 100	524,355	4.350	25,000

6.	250,000	Passaic Valley, New Jersey, Sewer Commissioners, Sewer System Revenue Bonds, FGIC Insured, 2.50% Due 12/1/2032	Aaa*	12/1/13 @ 100 SF 12/1/26 @ 100	175,905	4.390	6,250

7.	100,000	Passaic County, New Jersey, Improvement Authority Lease Revenue Bonds, Preakness Healthcare Project, AMBAC Insured, 5.00% Due 5/1/2030	Aaa*	5/1/15 @ 100 SF 5/1/28 @ 100	104,518	4.400	5,000

8.	225,000	The Port Authority of New York and New Jersey, Consolidated Revenue Bonds, 5.00% Due 12/1/2034	AA–	6/1/15 @ 101 SF 12/1/32 @ 100	236,741	4.400	11,250

TAX EXEMPT SECURITIES TRUST

NEW JERSEY TRUST 183—PORTFOLIO OF SECURITIES

AS OF JANUARY 26, 2006

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

9.	$100,000	Puerto Rico Electric Power Authority, Power Revenue Bonds, 5.00% Due 7/1/2028	A–	7/1/08 @ 101.5	$102,793	4.300%	$5,000

10.	275,000	Puerto Rico Highways and Transportation Authority, Transportation Revenue Bonds, AGC Insured, 5.00% Due 7/1/2045	AAA	7/1/15 @ 100 SF 7/1/41 @ 100	286,536	4.450	13,750

11.	175,000	Puerto Rico Municipal Finance Agency, General Obligation Bonds, FSA Insured, 5.00% Due 8/1/2030	AAA	8/1/15 @ 100 SF 8/1/26 @ 100	185,887	4.200	8,750

	$3,000,000				$3,032,938		$142,313

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

NEW YORK TRUST 259—PORTFOLIO OF SECURITIES

AS OF JANUARY 26, 2006

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$500,000	New York City, New York, General Obligation Bonds, 5.00% Due 4/1/2035	A+	4/1/15 @ 100 SF 4/1/31 @ 100	$518,600	4.500%	$25,000

2.	500,000	New York City, New York, Industrial Development Agency, Civic Facilities Revenue Bonds, Samaritan AIDS Services, 3.50% Due 11/1/2025	Aa1*	11/1/11 @ 100 SF 5/1/25 @ 100	433,785	4.520	17,500

3.	250,000	New York City, New York, Industrial Development Agency, Civic Facilities Revenue Bonds, MMC Corporation Project, 5.125% Due 11/1/2035	Aa2*	11/1/10 @ 100	257,698	4.400	12,812

4.	450,000	New York City, New York, Municipal Water Finance Authority, Water and Sewer System Revenue Bonds, 5.00% Due 6/15/2039	AA+	6/15/15 @ 100	468,801	4.450	22,500

5.	385,000	New York Convention Center Development Corporation, New York Revenue Bonds, Hotel Unit Fee, AMBAC Insured, 5.00% Due 11/15/2044	AAA	11/15/15 @ 100 SF 11/15/36 @ 100	401,651	4.450	19,250

6.	115,000	Dormitory Authority of the State of New York, The New York Methodist Hospital Revenue Bonds, 5.25% Due 7/1/2024	A3*	7/1/14 @ 100 SF 7/1/20 @ 100	121,820	4.400	6,038

7.	510,000	Dormitory Authority of the State of New York Revenue Bonds, Non-State Supported Debt, Peekskill City School Districts, MBIA Insured, 3.50% Due 10/1/2034	AAA	10/1/15 @ 100	419,699	4.620	17,850

TAX EXEMPT SECURITIES TRUST

NEW YORK TRUST 259—PORTFOLIO OF SECURITIES

AS OF JANUARY 26, 2006

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

8.	$250,000	Madison County, New York, Industrial Development Agency, Civic Facility Revenue Bonds, Morrisville State College Foundation, CIFG Insured, 5.00% Due 6/1/2037	AAA	6/1/15 @ 101 SF 6/1/33 @ 100	$261,922	4.420%	$12,500

9.	185,000	Niagara Falls, New York, Public Water Authority, Water & Sewer Revenue Bonds, XLCA Insured, 5.50% Due 7/15/2034	AAA	7/15/15 @ 100 SF 7/15/29 @ 100	204,390	4.150	10,175

10.	105,000	The Port Authority of New York and New Jersey, Consolidated Revenue Bonds, 5.00% Due 9/1/2033	AA–	9/1/13 @ 101 SF 9/1/30 @ 100	109,781	4.400	5,250

11.	275,000	The Port Authority of New York and New Jersey, Consolidated Revenue Bonds, 5.00% Due 12/1/2034	AA–	6/1/15 @ 101 SF 12/1/32 @ 100	289,349	4.400	13,750

12.	475,000	Puerto Rico Highways and Transportation Authority, Transportation Revenue Bonds, AGC Insured, 5.00% Due 7/1/2045	AAA	7/1/15 @ 100 SF 7/1/41 @ 100	494,926	4.450	23,750

	$4,000,000				$3,982,422		$186,375

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

NOTES TO PORTFOLIOS OF SECURITIES

(1)	For a description of the meaning of the applicable rating symbols as published by Standard & Poor’s, a division of McGraw-Hill Companies, Inc., Moody’s Investors Service(*) and Fitch Ratings(**), see Part B, “Bond Ratings.”

(2)	There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. “SF” indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in a Portfolio, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. For example, see discussion of obligations of housing authorities in Part B, “Tax Exempt Securities Trust—Risk Factors.”

(3)	Contracts to purchase Bonds were entered into during the period September 27, 2005, through January 25, 2006, with settlement dates on or before January 30, 2006. The Profit to the Sponsor on Deposit totals $33,163 for the National Trust, $16,223 for the California Trust (Insured), $7,181 for the New Jersey Trust and $22,530 for the New York Trust.

(4)	Evaluation of the Bonds by the Evaluator is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, “Public Offering—Offering Price” and “Rights of Unit Holders—Redemption of Units.”) Yield on Date of Deposit was computed on the basis of offering prices on the Date of Deposit. On January 26, 2006, the aggregate bid price of the Bonds was $4,965,593 for the National Trust, $2,979,421 for the California Trust (Insured), $2,999,828 for the New Jersey Trust and $3,936,947 for the New York Trust.

PROSPECTUS—Part B:

Note that Part B of this Prospectus may not be

distributed unless accompanied by Part A.

TAX EXEMPT SECURITIES TRUST

The Trusts

For over 20 years, Tax Exempt Securities Trust has specialized in quality municipal bond investments designed to meet a variety of investment objectives and tax situations. Tax Exempt Securities Trust is a convenient and cost effective alternative to individual bond purchases. Each Trust is one of a series of similar but separate unit investment trusts. A unit investment trust provides many of the same benefits as individual bond purchases. However, while receiving many of the benefits, the holder of Units (the “Holder”) avoids the complexity of analyzing, selecting and monitoring a multi-bond portfolio. Each Trust is also created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement dated the Date of Deposit (collectively, the “Trust Agreement”), of Citigroup Global Markets Inc., as Sponsor, The Bank of New York, as Trustee, and Standard & Poor’s Securities Evaluations, Inc., as Evaluator. Each Trust containing Bonds of a State for which such Trust is named (a “State Trust”) and each National or Intermediate Term Trust is referred to herein as the “Trust” and together they are referred to as “Trusts.” On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check or checks and/or an irrevocable letter or letters of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the “Bonds”) and/or Units of preceding Series of Tax Exempt Securities Trust (the “Deposited Units”). The Bonds and Deposited Units (if any) are referred to herein collectively as the “Securities.” After the deposit of the Securities and the creation of the Trusts, the Trustee delivered to the Sponsor registered certificates of beneficial interest (the “Certificates”) representing the units (the “Units”) comprising the entire ownership of each Trust. These Units are now being offered pursuant to this Prospectus. References to multiple Trusts herein should be read as references to a single Trust if Part A indicates the creation of only one Trust.

Objectives

The objectives of each Trust are tax-exempt income and conservation of capital through an investment in a diversified portfolio of municipal bonds. There is no guarantee that a Trust’s objectives will be achieved.

Portfolio

The Sponsor’s investment professionals select Bonds for the Trust portfolios from among the 200,000 municipal bond issues that vary according to bond purpose, credit quality and years to maturity. The following factors, among others, were considered in selecting the Bonds for each Trust:

•	whether the interest on the Bonds selected would be exempt from federal and/or state income taxes imposed on the Holders;

•	for an uninsured Trust, whether the Bonds were rated “A” or better by a major bond rating agency;

•	for an insured Trust, whether the Bonds were rated “AAA” or its equivalent by a major bond rating agency;

•	the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);

•	the diversity of the types of Bonds; and

•	the cost of the Bonds relative to what the Sponsor believes is their value.

An Intermediate Term Trust will have a dollar-weighted average portfolio maturity of more than three years but no more than eleven years from the

Date of Deposit. An Intermediate Term Trust (Limited Term) will have a dollar-weighted portfolio maturity of more than three years but no more than eight years from the Date of Deposit. A National Trust (Intermediate/Long Series) will have a dollar-weighted average portfolio maturity of more than eleven years but no more than fifteen years from the Date of Deposit. A National or State Trust not specified as to term will have a dollar weighted average portfolio maturity of more than ten years from the Date of Deposit.

The Units

Each Unit in a Trust represents a fractional undivided interest in the principal and net income of such Trust. If any Units are redeemed after the date of this Prospectus, the principal amount of Bonds in the Trust will be reduced by an amount allocable to redeemed Units. Also, the fractional undivided interest in the Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed or until the termination of the Trust.

RISK FACTORS

An investment in Units is subject to the following risks.

Failure of Issuers to Pay Interest and/or Principal

The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust’s Units. The bond ratings assigned by major rating organizations are an indication of the issuer’s ability to make interest and principal payments when due on its bonds. Subsequent to the date of deposit the rating assigned to a bond may decline. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any bond.

Original Issue Discount Bonds and Zero Coupon Bonds

Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of current interest. For federal income tax purposes, original issue discount on such bonds must be accrued over the terms of such bonds. On sale or redemption, the difference between (i) the amount realized (other than amounts treated as tax-exempt income), and (ii) the tax basis of such bonds (properly adjusted for the accrual of original issue discount) will be treated as taxable income, gain or loss. See “Taxes” herein.

“When Issued” and “Delayed Delivery” Bonds

Certain Bonds in a Trust may have been purchased by the Sponsor on a “when issued” basis. Bonds purchased on a “when issued” basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed (“delayed delivery”) or may not occur. The effect of a Trust containing “delayed delivery” or “when issued” Bonds is that Holders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such “when issued” or “delayed delivery” Bonds during the time between the Holders purchase of Units and delivery of such Bonds to a Trust. Such adjustment has been taken into account in computing the Estimated Current Return and Estimated Long-Term Return set forth herein, which is slightly lower than Holders may receive after the first year. To the extent that the delivery of such Bonds is delayed beyond their respective expected delivery dates, the Estimated Current Return and Estimated Long-Term

Return for the first year may be lower than indicated in the “Summary of Essential Information” in Part A.

Redemption or Sale Prior to Maturity

Most of the Bonds in the Portfolio of a Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. The Bonds may also be subject to special or extraordinary call provisions. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Holders and will not be reinvested. Thus, no assurance can be given that a Trust will retain for any length of time its present size and composition. To the extent that a Bond was deposited in a Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

Market Discount

The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest coupons of such Bonds are at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt Bond will have a larger portion of its total return in the form of taxable ordinary income (because market discount income is taxable ordinary income) and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. See “Taxes” herein.

Failure of a Contract to Purchase Bonds

In the event that any contract for the purchase of any Bond fails, the Sponsor is authorized under the Trust Agreement to instruct the Trustee to acquire other securities (the “Replacement Bonds”) for inclusion in the Portfolio of the affected Trust. However, in order for the Trustee to acquire any Replacement Bonds, they must be deposited not later than the earlier of (i) the first monthly Distribution Date of the Trust or (ii) 90 days after such Trust was established. The cost and aggregate principal amount of a Replacement Bond may not exceed the cost and aggregate principal amount of the Bond which it replaces. In addition, a Replacement Bond must:

•	be a tax-exempt bond;

•	have a fixed maturity or disposition date comparable to the Bond it replaces;

•	be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Bond which it replaces;

•	be purchased within twenty days after delivery of notice of the failed contracts;

•	for an uninsured Trust, be rated in a category of A or better by a major rating organization; and

•	for an insured Trust, be rated AAA or its equivalent by a major rating organization.

Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Holders of such Trust of the acquisition of the Replacement Bond.

In the event that a contract to purchase any of the Bonds fails and Replacement Bonds are not acquired, the Trustee will, not later than the second monthly Distribution Date, distribute to Holders the funds attributable to the failed contract. The Sponsor will, in such a case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Bonds, the remaining moneys will be distributed to Holders not later than the second monthly Distribution Date. Moreover, the failed contract may reduce the Estimated Net Annual Income per Unit, and may lower the Estimated Current Return and Estimated Long-Term Return of the affected Trust.

Risks Inherent in an Investment in Different Types of Bonds

The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. The two principal classifications of Bonds are “general obligation” and “revenue” bonds. General obligation bonds are secured by the issuer’s pledge of its faith, credit and taxing power for the payment of principal and interest. The principal and interest on revenue bonds are payable from the income of specific projects or authorities, such as hospital facilities or transit authorities, and generally are not supported by the issuer’s taxing power. In addition, certain kinds of “private activity bonds” are issued by public authorities to provide funding for various privately operated industrial facilities (“industrial development revenue bonds”). A Trust is considered to be “concentrated” in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

General Obligation Bonds. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity’s credit will depend on many factors. Some such factors are the entity’s tax base, the extent to which the entity relies on federal or state aid, and other factors which are beyond the entity’s control.

Industrial Development Revenue Bonds (“IDRs”). IDRs including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

Single Family and Multi-Family Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a Holder purchased Units, any prepayment at par would result in a loss of capital to the Holder and reduce the amount of income that would otherwise have been paid to Holders.

Power Facility Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility’s services and the cost of providing those services. Utilities are also subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility’s results of operations. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of “no growth” zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

University and College Bonds. The ability of universities and colleges to meet their obligations is dependent upon various factors. Some of these factors, of which an investor should be aware, are the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution’s ability to make payments on its own.

Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

Capital Improvement Facility Bonds. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation on the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires more waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

Moral Obligation Bonds. The Trust may also include “moral obligation” bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation or debt of the state. The agencies or authorities generally have no taxing power.

Refunded Bonds. Refunded Bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The Sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

Special Tax Bonds. Special tax bonds are payable from and secured by the revenues derived by a municipality from a particular tax. Examples of such special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Therefore, payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Such payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: reduction of, or a less than anticipated increase in, taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

Tobacco Settlement Revenue Bonds. Tobacco Settlement Revenue Bonds are secured by a state or local government’s proportionate share in the Master Settlement Agreement (“MSA”). The MSA is an agreement, reached out of court in November 1998 between the attorneys general of 46 states (Florida, Minnesota, Mississippi and Texas all settled independently) and six other U.S. jurisdictions (including the District of Columbia, Puerto Rico and Guam), and the four largest U.S. tobacco manufacturers (Philip Morris, RJ Reynolds, Brown & Williamson, and Lorillard). Subsequently 34 smaller tobacco manufacturers signed on to the MSA, bringing the current combined market share of participating tobacco manufacturers to approximately 99%. The MSA basically provides for payments annually by the manufacturers to the states and jurisdictions in perpetuity, in exchange for releasing all claims against the manufacturers and a pledge of no further litigation. The MSA established a base payment schedule and a formula for adjusting payments each year. Manufacturers pay into a master escrow trust based on their market share, and each state receives a fixed percentage of the payment as set forth in the MSA. Annual payments are highly dependent on annual domestic cigarette shipments and inflation, as well as several other factors. As a result, payments made by tobacco manufacturers could be negatively impacted by a decrease in tobacco consumption over time. A market share loss by the MSA companies to non-MSA participating manufacturers would also cause a downward adjustment in the payment amounts. A participating manufacturer filing for bankruptcy could cause delays or reductions in bond payments.

Certain Tobacco Settlement Revenue Bonds are issued with “turbo” redemption features. Under the turbo structure, all available excess revenues are applied as an early redemption to the designated first turbo maturity until it is completely repaid, and then to the next turbo maturity until paid in full, and so on. The result is that the returned principal creates an average maturity that could be much shorter than the legal final maturity.

Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Therefore, additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

Convention Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

Correctional Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

Puerto Rico Bonds. Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in the Commonwealth of Puerto Rico (“Puerto Rico” or the “Commonwealth”). These Bonds will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is closely linked to the United States economy. Factors affecting the United States economy usually have a significant impact on the performance of the Puerto Rico economy. These include exports, direct investment, the amount of federal transfer payments, the level of interest rates, the level of oil prices, the rate of inflation, and tourist expenditures. Consequently, the economic slowdown in the United States in 2001 and 2002 and the subsequent recovery in 2003 and 2004, have also been reflected in the Puerto Rico economy. During fiscal year 2003 (July 2002 through June 2003), approximately 86% of Puerto Rico’s exports went to the United States mainland, which was also the source of approximately 49% of Puerto Rico’s imports. In fiscal year 2003, Puerto Rico experienced a $21.4 billion positive merchandise trade balance.

Fiscal Year 2004. The Puerto Rico Planning Board’s (the “Planning Board’s”) preliminary reports of the performance of the Puerto Rico economy during fiscal year 2004 indicate that the economy registered an increase of 2.8% in real gross product. Gross product was $50.3 billion in fiscal year 2004 compared to $47.4 billion in fiscal year 2003. This represents an increase in nominal gross product of 6.1%. Aggregate personal income increased from $44.7 billion in fiscal year 2003 to $46.8 billion in fiscal year 2004, and personal income per capita increased from $11,566 in fiscal year 2003 to $12,031 in fiscal year 2004. According to the Department of Labor and Human Resources Household Employment Survey (the “Household Survey”), total monthly employment averaged 1,205,602 in fiscal year 2004 compared to 1,188,015 in fiscal year 2003, an increase of 1.5%. Concurrently, the unemployment rate decreased from 12.1% during fiscal year 2003 to 11.4% during fiscal year 2004.

Fiscal Year 2005. According to the Household Survey, total monthly seasonally adjusted employment for the first nine months of fiscal year 2005 averaged 1,233,100, an increase of 2.9% compared to 1,198,900 for the same period in fiscal year 2004. The seasonally adjusted unemployment rate for the first nine months of fiscal year 2005 was

10.8%, a decrease from 11.6% for the same period in fiscal year 2004. As in the past, the economy of Puerto Rico followed the performance of the United States economy. The Planning Board’s current real gross national product forecast for fiscal year 2005, released in February 2004, projected an increase of 2.3%. The Planning Board confirmed this projection in February 2005. The major short-term factors that could have an adverse effect on the economy of Puerto Rico include the persistent high level of oil prices, the upward turn of short-term interest rates, and the devaluation of the United States dollar, which affects the value of imports to Puerto Rico.

Fiscal Year 2006. The Planning Board’s current real gross national product forecast for fiscal year 2006, released in February 2005, projects an increase of 2.5%. The major short-term factors that could have an adverse effect on the economy include those presented for fiscal year 2005, and the possibility of a deceleration of public investment due to the Commonwealth’s fiscal difficulties, which could reduce activity in the construction sector. The continued upward trend of interest rates may also contribute to a possible slowing of economic activity in the construction sector. Although the current administration is working to maintain public investment, no assurance can be given that the Commonwealth will succeed in these efforts.

Ratings. On May 30, 2002, Standard & Poor’s lowered the Commonwealth’s debt rating from A to A-. Standard & Poor’s stated that the downgrade reflected five years of deficit operations and the use of deficit financing and back loading of debt to eliminate a large accumulated operating deficit. On May 24, 2005, Standard & Poor’s revised its rating from A- to BBB and reaffirmed its negative outlook on the Commonwealth’s outstanding debt.

The preceding discussion provides only a brief summary of economic factors that may affect the market values of Puerto Rico municipal obligations. There can be no assurance that current or future economic difficulties in the United States or Puerto Rico and the resulting impact on Puerto Rico will not adversely affect the market value of Puerto Rico municipal obligations held by the Trust or the ability of particular issuers to make timely payments of debt service on these obligations. The information provided in this section is largely based on information drawn from Official Statements relating to securities offerings of Puerto Rico municipal obligations as of the date of this Prospectus. The Sponsor has not independently verified the accuracy and completeness of the information contained in such Official Statements.

Insurance

All of the bonds in an insured Trust are, and certain bonds in an uninsured Trust (the “Insured Bonds”) may be, insured or guaranteed by American Capital Access Corporation (“ACA”), Ambac Assurance Corporation (“AMBAC”), Assured Guaranty Corporation (“AGC”), CIFG Group (“CIFG”), Financial Guaranty Insurance Company (“FGIC”), Financial Security Assurance Inc. (“FSA”), MBIA Insurance Corporation (“MBIA”), Radian Asset Assurance Inc. (“Radian”) or XL Capital Assurance Inc. (“XLCA”) (collectively, the “Insurance Companies”). Insurance policies generally make payments only according to a bond’s original payment schedule and do not make early payments when a bond defaults or becomes taxable. Although the federal government does not regulate the insurance business, various state laws and federal initiatives and tax law changes could significantly affect the insurance business. The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor’s or another acceptable national rating service. Standard & Poor’s has assigned an A claims-paying ability to ACA and an AA claims-paying ability to Radian. All of the bonds in an insured Trust will be insured or guaranteed by a AAA-rated insurer as of the Date of Deposit. The ratings are subject to change at any time at the discretion of the rating agencies.

The cost of this insurance is borne either by the issuers or previous owners of the bonds. The Sponsor does not insure the bonds in conjunction with their deposit in a Trust and makes no representations with regard to the adequacy of the insurance covering any of the Insured Bonds. The insurance policies are non- cancellable and will continue in force so long as the bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on the Insured Bonds. However, the insurance policies do not guarantee the market value of the Insured Bonds or the value of the Units. The above information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

Litigation and Legislation

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from regular federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

Tax Exemption

From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. See “Taxes” herein for a more detailed discussion concerning the tax consequences of an investment in Units. Holders are urged to consult their own tax advisers.

TAXES

This is a general discussion of some of the income tax consequences of the ownership of the Units. It applies only to investors who hold the Units as capital assets. It does not discuss rules that apply to investors subject to special tax treatment, such as securities dealers, financial institutions, insurance companies, tax-exempt organizations or anyone who holds the Units as part of a hedge or straddle.

The Bonds

In the opinions of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds), the interest on the Bonds is excludable from gross income for regular federal income tax purposes under the law in effect at that time (except in certain circumstances because of the identity of the holder). However, interest on the Bonds may be subject to state and local taxes. The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made and will not make any review of the procedures for the issuance of the Bonds or the basis for these opinions.

In the opinions of bond counsel referred to above, none of the interest received on the Bonds at the time of issuance is subject to the alternative minimum tax for individuals. However, the interest is includible in the calculation of a corporation’s alternative minimum tax.

In the case of certain Bonds, the opinions of bond counsel indicate that interest received by a substantial user of the facilities financed with proceeds of the Bonds, or persons related thereto, will not be exempt from regular federal income tax, although interest on those Bonds received by others generally would be exempt. The term substantial user includes only a person whose gross revenue derived with respect to the facilities financed by the issuance of the Bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable areas of those facilities or for whom those facilities or a part thereof were specifically constructed, reconstructed or acquired. Related persons are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

The opinions of bond counsel are limited to the law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Interest on some or all of the Bonds may become subject to regular federal income tax, perhaps retroactively to their dates of issuance, as a result of possible changes in federal law or as a result of the failure of issuers (or other users of the proceeds of the bonds) to comply with certain ongoing requirements. Failure to meet these requirements could cause the interest on the Bonds to become taxable, thereby reducing the value of the Bonds, subjecting holders of the Bonds to unanticipated tax liabilities and possibly requiring the Trustee to sell the Bonds at reduced values.

The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made any investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons’ outstanding tax-exempt private activity bonds, or the facilities themselves, and it is not possible to give any assurance that future events will not affect the tax-exempt status of the Bonds.

From time to time Congress considers proposals to tax the interest on state and local obligations such as the Bonds and it can be expected that similar proposals, including proposals for a flat tax or consumption tax, may be introduced in the future. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted, could adversely affect an investment in Units. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust.

Legislation passed in 2003 instituted lower personal income and capital gain tax rates under federal law. Under lower personal income tax rates on interest income, the benefit of the tax-exempt status of the Bonds held by the Trusts is relatively less than the benefit that would exist under higher tax rates. Investors should be aware of this change in tax rates given that the interest rates on the Bonds generally are lower than the pre-tax interest rates on similar taxable bonds.

Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

The Trust

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law as of the date of this Prospectus:

The Trusts are not associations taxable as corporations for federal income tax purposes, and the interest on the Bonds that is excludable from federal gross income when received by the Trusts will be excludable from the federal gross income of the Holders. Any proceeds paid under the insurance policies described above issued to the Trusts with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties that represent maturing interest on defaulted obligations held by the Trusts will be excludable from federal gross income to the same extent as such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations.

Each Holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of the Code. Each Holder will be considered to have received its pro rata share of income from Bonds held by the Trust on receipt by the Trust (or earlier accrual, depending on the Holder’s method of accounting and depending on the existence of any original issue discount on the Bonds), and each Holder will have a taxable event when an underlying Bond is disposed of (whether by sale, redemption, or payment at maturity) or when the Holder sells, exchanges or redeems its Units.

The opinion of Paul, Hastings, Janofsky & Walker LLP, which is set forth above, as to the tax status of the Trusts is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trusts pursuant to the Reinvestment Programs, described under “Reinvestment Programs” in this Part B. However, reinvestment does not avoid a taxable event that otherwise occurs.

Other Tax Issues

The Trust may contain Bonds issued with original issue discount. Holders are required to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of any accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982, and acquired after March 1, 1984. The Trust’s tax basis (and the Holder’s tax basis) in a Bond is increased by any tax-exempt accrued original issue discount. For Bonds issued after June 9, 1980, that are redeemed prior to maturity, the difference between the Trust’s basis, as adjusted, and the amount received will be taxable gain or loss to the Holders.

Holders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that in determining state and local taxes, interest on tax-exempt bonds issued with original issue discount may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

The total cost of a Unit to a Holder, including sales charge, is allocated among the Bonds held in the Trust (in proportion to the values of each Bond) in order to determine the Holder’s per Unit tax basis for each Bond. The tax basis reduction requirements of the Code relating to amortization of bond premium discussed below will apply separately to the per Unit cost of each such Bond.

A Holder will be considered to have purchased its pro rata interest in a Bond at a premium when it acquires a Unit if its tax cost for its pro rata interest in the Bond exceeds its pro rata interest in the Bond’s face amount (or the issue price plus accrued original issue discount of an original issue discount bond). The Holder will be required to amortize any premium over the period remaining before the maturity or call date of the Bond. Amortization of premium on a Bond will reduce a Holder’s tax basis for its pro rata interest in the Bond, but will not result in any deduction from the Holder’s income. Thus, for example, a Holder who purchases a Unit at a price that results in a Bond premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Holder is considered to have held such interest.

Bond premium must be amortized under the method the Holder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).

Gain or loss realized on a sale, maturity or redemption of the Bonds or on a sale or redemption of a Unit is includible in gross income for federal, state and local income tax purposes. That gain or loss will be capital gain or loss, assuming that the Unit is held as a capital asset, except for any accrued interest, accrued original issue discount or accrued market discount. When a Bond is sold by the Trust, taxable gain or loss will be realized by the Holder equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount). Taxable gain or loss will also result if a Unit is sold or redeemed for an amount different from its adjusted basis to the Holder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner if the Trust had disposed of the Bonds, and the Holder may exclude accrued interest, including any accrued original issue discount, but not amounts attributable to market discount. The return of a Holder’s tax basis is otherwise a tax-free return of capital.

A Holder may acquire its Units or the Trust may acquire Bonds at a price that represents a market discount for the Bonds. Bonds purchased at a market discount tend to increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of a Bond purchased at a market discount generally will be treated as taxable ordinary income, rather than capital gain, to the extent of any accrued market discount.

Long-term capital gains realized by non-corporate Holders (with respect to Units and Bonds held for more than one year) will be taxed at a maximum federal income tax rate of 15% (5% if the non-corporate Holder is, and would be after accounting for such gains, eligible for the 10% or 15% tax bracket for ordinary income), while ordinary income and short-term capital gains received by non-corporate Holders will be taxed at a maximum federal income tax rate of 35%. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Holders ($1,500 in the case of married individuals filing separate returns) may be deducted against ordinary income. Since the proceeds from the sale of Bonds, under certain circumstances, may not be distributed pro-rata, a Holder’s taxable income or gain for any year may exceed its actual cash distributions in that year.

Among other things, the Code provides for the following: (1) interest on certain private activity bonds is an item of tax preference included in the calculation of alternative minimum tax, however, bond counsel has opined that none of the Bonds in the Trust are covered by this provision; (2) 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in corporate alternative minimum taxable income; (3) subject to certain exceptions, no financial institution is allowed a deduction for interest expense allocable to tax-exempt interest on bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) an issuer must meet certain requirements on a continuing basis in order for interest on a bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (6) the branch profits tax on U.S. branches of foreign corporations may have the effect of taxing a U.S. branch of a foreign corporation on the interest on bonds otherwise exempt from tax.

The Code provides that a portion of social security benefits is includible in taxable income for taxpayers whose “modified adjusted gross income” combined with a portion of their social security benefits exceeds a base amount. The base amount is $32,000 for a married couple filing a joint return, zero for married persons filing separate returns and not living apart at all times during the year, and $25,000 for all others. Interest on tax-exempt bonds is added to adjusted gross income for purposes of determining whether an individual’s income exceeds this base amount.

Certain S corporations, with accumulated earnings and profits from years in which they were subject to regular corporate tax, may be subject to tax on tax-exempt interest.

If borrowed funds are used by a Holder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for federal income tax purposes. Fees and expenses of the Trust will also not be deductible. Under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation.

After the end of each calendar year, the Trustee will furnish to each Holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Holder and to the Internal Revenue Service. Holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

EXPENSES AND CHARGES

Initial Expenses

Investors will reimburse the Sponsor on a per Unit basis, all or a portion of the estimated costs incurred in organizing each Trust including the cost of the initial preparation of documents relating to a Trust, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses, accounting costs and any other out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the costs incurred in establishing a Trust, as well as advertising and selling expenses and other out-of-pocket expenses will be paid at no cost to the Trusts.

Fees

The Trustee’s, Evaluator’s and Sponsor’s fees are set forth under the Summary of Essential Information. The Trustee receives for its services as Trustee payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee’s fee is based on the principal amount of Bonds contained in the Trust during the preceding month. The Trustee also receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture.

The Evaluator’s fee, which is earned for Bond evaluations, is received for each evaluation of the Bonds in a Trust as set forth under Summary of Essential Information.

The Sponsor’s fee, which is earned for trust supervisory services, is based on the greatest principal amount of Bonds in a Trust at any time during the period for which such compensation is being computed. The Sponsor’s fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust. However, at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Tax Exempt Securities Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

The fees of the Trustee, Evaluator and Sponsor may be increased without approval of Holders in proportion to increases under the classification “All Services Less Rent of Shelter” in the Consumer Price Index for All Urban Consumers published by the United States Department of Labor.

Other Charges

The following additional charges are or may be incurred by a Trust: all expenses of the Trustee (including fees and expenses of counsel and auditors) incurred in connection with its activities under the Trust Agreement, including reports and communications to Holders; expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust.

To the extent lawful, the Trust will also pay expenses associated with updating the Trusts’ registration statements and maintaining registration or qualification of the Units and/or a Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust’s sponsor. Any payments received by the Sponsor reimbursing it for payments made to update the Trusts’ registration statements will not exceed the costs incurred by the Sponsor.

The Trusts shall further incur expenses associated with all taxes and other governmental charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee’s fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds in order to make funds available to pay all expenses. All direct distribution expenses of the Trusts (including the costs of maintaining the secondary market for the Trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature, will be paid at no cost to the Trusts.

PUBLIC OFFERING

Offering Price

During the initial public offering period, the Public Offering Price of the Units is determined by adding to the Evaluator’s determination of the aggregate offering price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units, as set forth in the table below. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period, the Public Offering Price of the Units of a Trust will be determined by adding to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units, as set forth in the table below. A proportionate share of accrued and undistributed interest on the Bonds in a Trust at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.

The sales charge during and after the initial public offering period and the dealer concession during the initial public offering period only for the trusts will be reduced as follows:

Units Purchased†	Percent of Public Offering Price	Percent of Net Amount Invested	Dealer Concession
1-99	4.70%	4.932%	$33.00
100-249	3.90%	4.058%	$30.00
250-499	3.00%	3.093%	$20.00
500-999	2.00%	2.041%	$15.00
1,000 or more	1.50%	1.523%	$12.00

For purposes of calculating the reduced sales charge for quantity purchases in the tables above, purchasers of units of any series of Tax Exempt Securities Trust in the primary offering period may aggregate all such purchases made on a single trade date. For example, a purchaser who on the same date buys 200 units of the National Trust and 200 units of the New York Trust, each in the primary offering period, would be entitled to a sales charge of 3.00% of the Public Offering Price per Unit.

The holders of units of any unit investment trust (the “Exchangeable Series”) may exchange units of the Exchangeable Series for Units of a Trust of this Series at their relative net asset values, subject to a fixed sales charge of 2.00% of the Public Offering Price per Unit for a National or State Trust (1.50% of the Public Offering Price per Unit for exchanges of 1,000 or more Units). See “Exchange Option” herein.

The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.

Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units at a Public Offering Price equal to the Evaluator’s determination of the aggregate offering price of the Bonds per Unit plus a sales charge of .65%. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period such purchases may be made at a Public Offering Price equal to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit plus a sales charge of .65%. Sales through such plans to employees of the Sponsor result in less selling effort and selling expenses than sales to the general public. Participants in the Smith Barney Asset OneSM Program and in the Reinvestment Program of any series of the Trust may purchase Units at a Public Offering Price equal to the Evaluator’s

†	The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc. Units held in the name of the spouse or child under the age of 21 of the purchaser are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge.

determination of the aggregate offering price of the Bonds (plus cash held by the Trust for organization and offering costs) per Unit during the initial offering period and after the initial offering period at a Public Offering Price equal to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit. Participants in the Smith Barney Asset OneSM Program are subject to certain fees for specified securities brokerage and execution services.

Method of Evaluation

During the initial public offering period, the aggregate offering price of the Bonds is determined by the Evaluator (1) on the basis of current offering prices for Bonds, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations are made each business day as of the Evaluation Time set forth in the Summary of Essential Information. Following the initial public offering period, the aggregate bid price of the Bonds will be determined by the Evaluator (1) on the basis of the current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices of comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations will be made each business day as of the Evaluation Time set forth in the Summary of Essential Information. The term “business day,” as used herein shall exclude Saturdays, Sundays and any day on which the New York Stock Exchange is closed. The difference between the bid and offering prices of the Bonds may be expected to average approximately 1½% of principal amount of the Bonds. In the case of actively traded securities, the difference may be as little as ½ of 1%, and in the case of inactively traded securities such difference will usually not exceed 3%. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under Summary of Essential Information.

Distribution of Units

During the initial public offering period Units of a Trust will be distributed to the public at the Public Offering Price through the Underwriters and dealers. The initial public offering period is 30 days unless all Units of a Trust are sold prior thereto, in which case the initial public offering period terminates with the sale of all Units. So long as all Units initially offered have not been sold, the Sponsor may extend the initial public offering period for up to four additional successive 30-day periods. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market may be offered by this Prospectus at the Public Offering Price determined in the manner provided for secondary market sales.

It is the Sponsor’s intention to qualify Units of a Trust for sale through the Underwriters and dealers who are members of the NASD. Units of a State Trust will be offered for sale in the state for which the Trust is named. The Sponsor also may qualify Units of a State Trust for sale in other states. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under “Public Offering—Offering Price.” However, the concessions during the initial offering period for dealers affiliated with the Sponsor with respect to any series of National or State Trusts or any series of Intermediate Term Trusts, are as follows:

Units Purchased†	Affiliated Dealer Concession for National or State Trusts	Affiliated Dealer Concession for Intermediate Term Trusts
1-99	$40.00	$30.00
100-249	$33.00	$25.00
250-499	$25.00	$20.00
500-999	$16.00	$14.00
1,000 or more	$12.00	$10.00

After the initial offering period the dealer concession and affiliated dealer concession with

†	The concessions are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc.

respect to any series of National or State Trusts or any series of Intermediate Term Trusts, are as follows:

Units Purchased†	National or State Trusts	Intermediate Term Trusts
1-99	4.00%	3.00%
100-249	3.30%	2.50%
250-499	2.50%	2.00%
500-999	1.60%	1.40%
1,000 or more	1.20%	1.00%

The Sponsor reserves the right to change the amount of the concession to dealers from time to time and to vary the amount of the concession to affiliated dealers.

Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Holder or become entitled to exercise the rights of a Holder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Holder is the Public Offering Price in effect at the time his order is received, plus accrued interest. This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

The Sponsor may make payments for distribution and/or Holder servicing activities out of its past profits and other available sources. The Sponsor may also make payments for marketing, promotional or related expenses to dealers. The amount of these payments is determined by the Sponsor and may be substantial. Affiliates of the Sponsor may make similar payments under similar arrangements. These payments will not change the price that purchasers pay for Units of a Trust.

Market for Units

While the Sponsor is not obligated to do so, its intention is to maintain a market for the Units of a Trust and to continuously offer to purchase such Units at prices based upon the aggregate bid price of the underlying Bonds. The Sponsor may cease to maintain such a market at any time and from time to time without notice if the supply of Units of a Trust of this Series exceeds demand or for any other reason. In this event the Sponsor may nonetheless purchase Units at prices based on the current Redemption Price of those Units. In the event that a market is not maintained for the Units of a Trust, a Holder desiring to dispose of its Units may be able to do so by tendering such Units to the Trustee for redemption at the Redemption Price.

Exchange Option

Holders may exchange their Units of this Series for Units of any series of Tax Exempt Securities Trust (the “Exchange Trust”) available for sale in the state in which the Holder resides. Such exchange will be at a Public Offering Price for the Units of the Exchange Trust to be acquired based on a fixed sales charge of 2.00% of the Public Offering Price per Unit for a National or State Trust (1.50% of the Public Offering Price per Unit for exchanges of 1,000 or more Units). The terms of the Exchange Option will also apply to Holders who wish to exchange Units of an Exchangeable Series for Units of a Trust of this Series. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Holders. Therefore, there is no assurance that the Exchange Option will be available to a Holder. Exchanges will be effected in whole units only. If the proceeds from the Units being surrendered are less than the cost of a whole number of Units being acquired, the exchanging Holder will be permitted to add cash in an amount to round up to the next highest number of whole Units.

An exchange of Units pursuant to the Exchange Option for units of an Exchange Trust, or Units of an

†	The concessions are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc.

Exchangeable Series for Units of a Trust, will generally constitute a taxable event under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange. However, an exchange of Units of this Trust for Units of any other series of the Tax Exempt Securities Trust, or Units of an Exchangeable Series for Units of a Trust of this Series, which are grantor trusts for U.S. federal income tax purposes, will not constitute a taxable event to the extent that the underlying securities in each trust do not differ either in kind or in extent. Holders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

Units of the Exchange Trust or a Trust of this Series will be sold under the Exchange Option at the bid prices (for trusts being offered in the secondary market) and offer prices (for trusts being offered in the primary market) of the underlying securities in the particular portfolio involved per Unit plus a fixed sales charge as previously described herein. Sales to dealers will be made at prices which represent a concession. The amount of the concession will be established at the time of sale by the Sponsor. As an example, assume that a Holder, who has three Units of a National or State Trust with a current price of $1,020 per Unit based on the bid prices of the underlying securities, desires to exchange his Units for Units of a series of an Exchange Trust with a current price of $880 per Unit based on the bid prices of the underlying securities. In this example, the proceeds from the Holder’s Units will aggregate $3,060. Since only whole Units of an Exchange Trust or a Trust of this Series may be purchased under the Exchange Option, the Holder would be able to acquire three Units in the Exchange Trust for a total cost of $2,692.80 ($2,640 for the Units and $52.80 for the sales charge) and would receive the remainder of his proceeds ($367.20) in cash. The Holder, at his option, could also decide to add $530.40 ($512.80 for the Unit and $17.60 for the sales charge) to the remaining cash balance and purchase another Unit of the Exchange Trust as explained in the first paragraph of this section.

Reinvestment Programs

Distributions of interest and/or principal are made to Holders monthly. The Holder has the option of either receiving a monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Holder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the jurisdiction in which the Holder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions to the reinvestment program selected by the Holder. Since the Sponsor has arranged for different reinvestment alternatives Holders should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Holder. The Holder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Holder and may be terminated at any time by the Holder. The program may also be modified or terminated by the Trustee or the program’s sponsor.

Sponsor’s and Underwriters’ Profits

The Underwriters receive a commission based on the sales charge of a particular Trust as adjusted pursuant to the agreement among Underwriters. The Sponsor receives a gross commission equal to the applicable sales charge for any Units they have underwritten, and receive the difference between the applicable sales charge and the Underwriter’s commission for the remainder of the Units. In addition, the Sponsor may realize profits or sustain losses in the amount of any difference between the cost of the Bonds to a Trust and the purchase price of such Bonds to the Sponsor. Under certain circumstances, an Underwriter may be entitled to share in such profits, if any, realized by the Sponsor. The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired from its own organization or from underwriting syndicates of which it was a member. During the initial public offering period the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters for Units. Cash made available to the Sponsor prior to the anticipated first settlement date for the purchase of Units may be used in the Sponsor’s businesses to the extent permitted by applicable regulations. An Underwriter may also receive brokerage commissions from a Trust in connection with the sale of Bonds in accordance with applicable law.

In maintaining a market for the Units the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy such Units and the price at which they resell or redeem such Units.

An Underwriter may receive a concession for selling additional Units of any National or State Trust offered by this Prospectus after the initial underwriting. As shown in the table below, the amount of the concession will vary depending upon the aggregate number of Units originally underwritten by the Underwriter, as indicated on the Underwriting page in Part A, and whether the Underwriter had previously underwritten Units of the particular National or State Trust in the initial underwriting:

Aggregate Amount of Units Originally Underwritten†	Concession for Selling Additional Units of a Trust Previously Underwritten	Concession for Selling Additional Units of a Trust Not Previously Underwritten
100-249	$38.00	$35.00
250-499	$40.00	$36.00
500-749	$40.00	$37.00
750-999	$40.00	$38.00
1,000 or more	$40.00	$40.00

RIGHTS OF HOLDERS

Certificates

Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

Certificates may be issued in denominations of one Unit or any multiple thereof. A Holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

Distribution of Interest and Principal

Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Holders of record in such Trust as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Holders on previous Distribution Dates.

The Trustee will credit to the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. Proceeds received from the disposition of any of the

†	The concessions are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc.

Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Holders as of each Record Date will be made on the following Distribution Date or shortly thereafter. Such distributions shall consist of an amount substantially equal to one-twelfth of such Holders’ pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (the “Monthly Income Distribution”) plus such Holders’ pro rata share of the cash balance in the Principal Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $5.00 per Unit. The Monthly Income Distribution per Unit initially will be in the amount shown under Summary of Essential Information for a Trust. The Monthly Income Distribution will change as the income and expenses of such Trust change and as Bonds are exchanged, redeemed, paid or sold.

Normally, interest on the Bonds is paid on a semi-annual basis. Because Bond interest is not received by a Trust at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the amount credited to the Interest Account as of the Record Date. In order to eliminate fluctuations in Monthly Income Distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide Monthly Income Distributions of approximately equal amounts. The Trustee will then be reimbursed, without interest, for any such advances from funds available from the Interest Account on the next ensuing Record Date. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup such advances by reducing the amount distributed per Unit in one or more Monthly Income Distributions. If Units are redeemed subsequent to such advances by the Trustee, each remaining Holder will be subject to a greater pro rata reduction in his Monthly Income Distribution. To the extent it is unable to recoup advances from the Interest Account, the Trustee is also entitled to withdraw from the Principal Account. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Holders and are available for use by The Bank of New York pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds, accrued interest may at any point in time be greater than the amount of interest distributed to Holders. This excess accrued but undistributed interest amount will be added to the value of the Units on any purchase made after the Date of Deposit. If a Holder sells all or a portion of his Units, a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds.

As of the first day of each month the Trustee will deduct from the Interest Account of a Trust amounts necessary to pay the expenses of such Trust. To the extent there are not sufficient funds in the Interest Account to pay Trust expenses, the Trustee is also entitled to withdraw from the Principal Account. The Trustee also may withdraw from the accounts such amounts it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust’s assets until such time as the Trustee returns any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal

Account such amounts as may be necessary to cover redemption of Units by the Trustee.

The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of Deposit through the date of settlement of the investor’s purchase (normally three business days after purchase), less any distributions from the Interest Account. The Trustee will recover its advances to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.

Reports and Records

The Trustee shall furnish Holders in connection with each distribution a statement of the amount of interest and the amount of other receipts which are being distributed, expressed in each case as a dollar amount per Unit. In the event that the issuer of any of the Bonds fails to make payment when due of any interest or principal and such failure results in a change in the amount which would otherwise be distributed as a monthly distribution, the Trustee will, with the first such distribution following such failure, set forth in an accompanying statement, the issuer and the Bond, the amount of the reduction in the distribution per Unit resulting from such failure, the percentage of the aggregate principal amount of Bonds which such Bond represents and information regarding any disposition or legal action with respect to such Bond. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record, a statement (1) as to the Interest Account: interest received, deductions for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account.

The Trustee shall keep available for inspection by Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Holders, certificates issued or held, a current list of Bonds in the Portfolio of a Trust and a copy of the Trust Agreement.

Redemption of Units

Units may be tendered to the Trustee for redemption at its offices at 101 Barclay Street, New York, New York 10286, upon payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Holders must sign exactly as their name appears on the face of the certificate with the signature guaranteed by an officer of a national bank or trust company or by a member of either the New York, Midwest or Pacific Stock Exchange. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Within seven calendar days following such tender, the Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit. The “date of tender” is deemed to be the date on which Units are received by the Trustee, except as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading.

Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemption. Such sales could result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold, the size and diversity of a Trust will be reduced.

The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

Computation of Redemption Price per Unit

The Redemption Price per Unit of a Trust is determined by the Trustee on the basis of the bid prices of the Bonds in such Trust as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit of a Trust is each Unit’s pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in such Trust on the bid side of the market (determined by the Evaluator as set forth below), (2) cash on hand in such Trust (other than funds covering contracts to purchase Bonds), and accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Holders of such Trust of record as of a date prior to the evaluation. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the organization costs per Unit of a Trust. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust.

Purchase by the Sponsor of Units Tendered for Redemption

The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee. Such a purchase by the Sponsor will be at the price so bid by making payment to the Holder in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee.

The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus. Any profit resulting from the resale of such Units will belong to the Sponsor. The Sponsor likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units.

SPONSOR

Citigroup Global Markets Inc. (“Citigroup Global Markets”), a New York corporation, was originally incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On April 7, 2003, the name Salomon Smith Barney Inc. was changed to Citigroup Global Markets. On September 1, 1998, Salomon Brothers Inc. merged with and into Smith Barney Inc. (“Smith Barney”) with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Citigroup Global Markets, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the NASD and the Securities Industry Association. Citigroup Global Markets is an indirect wholly-owned subsidiary of Citigroup Inc. Citigroup Global Markets also sponsors all Series of Corporate Securities Trust, Equity Focus Trusts, The Uncommon Values Trust and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Assets Funds.

Limitations on Liability

The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Holders for taking any action or refraining from any action in good faith or for errors in judgment. The Sponsor shall also not be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

Although the Trusts are not actively managed as mutual funds are, the portfolios are reviewed periodically on a regular cycle. The Sponsor is empowered to direct the Trustee to dispose of Bonds when certain events occur that adversely affect the value of the Bonds. Such events include: default in payment of interest or principal, default in payment of interest or principal on other obligations of the same issuer, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors, or decline in projected income pledged for debt service on revenue Bonds and advanced refunding that, in the opinion of the Sponsor, may be detrimental to the interests of the Holders. The Sponsor intends to provide Portfolio supervisory services for each Trust in order to determine whether the Trustee should be directed to dispose of any such Bonds.

It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan. However, the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the judgment of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future.

Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds the Trustee is required to give notice thereof to each Holder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this and the preceding paragraph, the acquisition by a

Trust of any securities other than the Bonds initially deposited in the Trust is prohibited.

Resignation

If the Sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.

TRUSTEE

The Trustee is The Bank of New York, a trust company organized under the laws of New York, having its offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Company and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Bonds deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Bonds and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Limitations on Liability

The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of a Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction.

Resignation

By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If no successor has accepted the appointment within thirty days after notice of resignation, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

EVALUATOR

The Evaluator is Standard & Poor’s Securities Evaluations, Inc., a subsidiary of The McGraw-Hill Companies, Inc., with main offices located at 55 Water Street, New York, New York 10041.

Limitations on Liability

The Trustee, Sponsor and Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determination by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor, or Holders for errors in judgment. But this provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

The Trust Agreement requires the Evaluator to evaluate the Bonds of a Trust on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit of such Trust is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor.

Resignation

The Evaluator may resign or may be removed by the joint action of the Sponsor and the Trustee. Should such removal occur, the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

Amendment

The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interests of the Holders. However, the Trust Agreement may not be amended to increase the number of Units issuable or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in a Trust. In the event of any amendment, the Trustee is obligated to notify promptly all Holders of the substance of such amendment.

Termination

The Trust Agreement provides that if the principal amount of Bonds held in Trust is less than 50% of the principal amount of the Bonds originally deposited in such Trust, the Trustee may in its discretion and will, when directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by 100% of the Holders. However, in no event may a Trust continue beyond the Mandatory Termination Date set forth under “Summary of Essential Information.” In the event of termination, written notice thereof will be sent by the Trustee to all Holders. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the affected Trust. Then after paying all expenses and charges incurred by such Trust, the Trustee will distribute to each Holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Account of such Trust.

MISCELLANEOUS

Legal Opinion

The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Independent Registered Public Accounting Firm

The statements of financial condition and portfolios of securities included in this Prospectus have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Performance Information

Sales material may compare tax-equivalent yields of long-term municipal bonds to long-term U.S. Treasury bonds and to the Bond Buyer Revenue Bond Index. Such information is based on past performance and is not indicative of future results. Yields on taxable investment are generally higher than those of tax-exempt securities of comparable maturity. While income from municipal bonds is exempt from federal income taxes, income from Treasuries is exempt from state and local taxes. Since Treasuries are considered to have the highest possible credit quality, the difference in yields is somewhat narrower than if compared to corporate bonds with similar ratings and maturities.

BOND RATINGS†

All ratings shown under Part A, “Portfolio of Securities,” except those identified otherwise, are by Standard & Poor’s.

Standard & Poor’s

A Standard & Poor’s corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to Standard & Poor’s by the issuer and obtained by Standard & Poor’s from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I.  Likelihood of default—capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II.  Nature of and provisions of the obligation; and

III.  Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

AAA—This is the highest rating assigned by Standard & Poor’s to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

AA—Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.

A—Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.

BBB—Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.

Plus (+) or Minus (–): To provide more detailed indications of credit quality, the ratings from “AA” to

† As described by the rating agencies.

“BB” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter “p” following a rating indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Conditional rating(s), indicated by “Con” are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor’s receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.

Moody’s

A brief description of the applicable Moody’s rating symbols and their meanings is as follows:

Aaa—Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa—Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A—Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa—Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Rating symbols may include numerical modifiers “1,” “2,” or “3.” The numerical modifier “1” indicates that the security ranks at the high end, “2” in the mid-range, and “3” nearer the low end of the generic category. These modifiers of rating symbols “Aa,” “A” and “Baa” are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

Fitch Ratings

A brief description of the applicable Fitch Ratings’ rating symbols and their meanings is as follows:

AAA—These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA—These bonds are considered to be investment grade and of high quality. The obligor’s ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

A—These bonds are considered to be investment grade and of good quality. The obligor’s ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB—These bonds are considered to be investment grade and of satisfactory quality. The obligor’s ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

A “+” or a “–” sign after a rating symbol indicates relative standing in its rating.

FEDERAL TAX FREE VS. TAXABLE INCOME

This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer’s highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected effective federal income tax rates and tax brackets for the 2006 taxable year. These rates are subject to change and several items of tax reduction under the 2003 tax legislation are scheduled to revert to prior law in future years unless made permanent by future legislation. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax.

2006 Tax Year

Taxable Income Bracket		Federal Tax Bracket	Tax Exempt Yield
Joint Return	Single Return		3.00%	3.50%	4.00%	4.50%	5.00%	5.50%
			Taxable Equivalent Yield
$ 0- 15,100	$ 0- 7,550	10.00%	3.33%	3.89%	4.44%	5.00%	5.56%	6.11%
$ 15,101- 61,300	$ 7,551- 30,650	15.00	3.53	4.12	4.71	5.29	5.88	6.47
$ 61,301-123,700	$ 30,651- 74,200	25.00	4.00	4.67	5.33	6.00	6.67	7.33
$123,701-188,450	$ 74,201-154,800	28.00	4.17	4.86	5.56	6.25	6.94	7.64
$188,451-336,550	$154,801-336,550	33.00	4.48	5.22	5.97	6.72	7.46	8.21
Over $336,550	Over $336,550	35.00	4.62	5.38	6.15	6.92	7.69	8.46

Note: This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $150,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions as well as the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $3,200 (or fraction thereof) of AGI in excess of $225,750 for married taxpayers filing a joint tax return and $150,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PROSPECTUS—Part C:

Note: Part C of this Prospectus may not be

distributed unless accompanied by Parts A and B.

TAX EXEMPT SECURITIES TRUST— THE STATE TRUSTS

Potential purchasers of the Units of a State Trust should consider the fact that the Trust’s Portfolio consists primarily of Bonds issued by the state for which such State Trust is named or its municipalities or authorities and realize the substantial risks associated with an investment in such Bonds. Each State Trust is subject to certain additional risk factors. The Sponsor believes the discussions of risk factors summarized below describe some of the more significant aspects of the State Trusts. The sources of such information are the official statements of issuers as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. Investment in a State Trust should be made with an understanding that the value of the underlying Portfolio may decline with increases in interest rates.

California Trust (Insured)

Risk Factors—Because the Sponsor focuses its investments primarily on California municipal securities, the value of its portfolio investments will be highly sensitive to events affecting the fiscal stability of the State of California (sometimes referred to in this section as the “State”) and its municipalities, authorities and other instrumentalities that issue securities. The following information constitutes only a brief summary, does not purport to be a complete description, and is based on information available as of the date of this Prospectus primarily from official statements and prospectuses relating to securities offerings of the State, the latest of which is dated December 7, 2005. Other factors will affect issuers. While the Sponsor has not independently verified such information, it has no reason to believe that such information is not correct in all material respects. The creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State, and the State has no responsibility to make payment on such local obligations.

There have been a number of political developments, voter initiatives, state constitutional amendments and legislation in California in recent years that may affect the ability of the State government and municipal governments to pay interest and repay principal on the securities they have issued. In addition, in recent years, the State has derived a significant portion of its revenues from personal income and sales taxes. Because the amount collected from these taxes is particularly sensitive to economic conditions, the State’s revenues have been volatile.

It is not possible to predict the future impact of the legislation and economic considerations described below on the long-term ability of the State of California municipal issuers to pay interest or repay principal on their obligations. In part that is because of possible inconsistencies in the terms of the various laws and Propositions and the applicability of other statutes to these issues. The budgets of California counties and local governments may be significantly affected by state budget decisions beyond their control. The information below about these conditions is only a brief summary, based upon information the Sponsor has drawn from sources that it believes are reliable.

General Economic Conditions

The economy of the State is the largest among the 50 states and one of the largest in the world. The diversified economy of the State has major components in high technology, trade, entertainment, agriculture, tourism, construction and services. Certain of the State’s significant industries, such as high technology, are sensitive to economic disruptions in their export markets, therefore, the State’s rate of economic growth could be adversely affected by developments in these or other sectors of its economy. A significant downturn in U.S. stock market prices could adversely affect California’s economy by reducing household spending and business investment, particularly in the important high technology sector. Moreover, a large and increasing share of the State’s General Fund revenue in the form of income and capital gains taxes is directly related to, and can be adversely affected by, a significant downturn in the performance of the stock markets. For example, the State estimates that stock market related personal income tax revenue declined from $17.6 billion in fiscal year 2000-01 to $5.2 billion in 2002-03.

Since early 2001, the State has faced severe financial challenges, which may continue for several years. The State experienced an economic recession in 2001 and a sluggish recovery in 2002 and 2003 (with greatest impacts in the high technology, internet, and telecommunications sectors, especially in Northern California); weakened exports; and most particularly, large stock market declines (with attendant declines in stock option values and capital gains realizations). These adverse fiscal and economic factors resulted in a serious erosion of General Fund tax revenues. The three largest General Fund tax sources (personal income, sales and use, and corporate taxes) totaled $72.8 billion in fiscal year 2000-01, $59.7 billion in 2001-02, $61.9 billion in 2002-03 and $68.4 billion in 2003-04. As of July 2005, such sources were projected to be $80.5 billion in 2004-05. According to the 2006-07 Governor’s Budget, such sources are projected to be $82.3 billion in 2005-06 and $87.0 billion in 2006-07.

It is impossible to predict the time, magnitude or location of a major earthquake or its effect on the California economy. In January 1994, a major earthquake struck the Los Angeles area, causing significant damage in a four county area. The possibility exists that another such earthquake could create a major dislocation of the California economy and significantly affect State and local government budgets.

State Budgets

Financial Results Prior to 2001-2002. Following a severe recession beginning in 1990, the State’s financial condition improved markedly during the fiscal years starting in 1995-96, due to a combination of better than expected revenues, a slowdown in growth of social welfare programs, and continued spending restraint based on actions taken in earlier years. The State’s cash position also improved, and no external deficit borrowing occurred through the end of the five fiscal years prior to 2001-02. In 2001-02, revenues dropped by an unprecedented amount compared to the prior year. Recovery from the three largest tax sources was $59.7 billion, a drop of over $13 billion from 2000-01, the vast bulk of which was attributable to reduced personal income taxes from stock option and capital gains activity. Consequently, the Department of Finance estimates that, on a budgetary basis, the General Fund had a $2.1 billion deficit at June 30, 2002.

2002 Budget Act. The 2002 Budget Act initially forecasted $79.2 billion in General Fund revenues and transfers and $76.7 billion in expenditures. These revenue estimates proved to be substantially overstated, as expected economic recovery did not occur. Despite mid-year budget adjustment legislation, totaling about $10.4 billion in spending reductions, deferrals and funding transfers (including a $1.1 billion deferral of K-14 education funding into the 2003-04 fiscal year) the State’s fiscal condition continued to deteriorate. California ended fiscal year 2002-03 with a $7.5 billion negative fund balance.

2003 Budget Act. The 2003 Budget Act forecasted $73.4 billion in General Fund revenues and transfers and $71.1 billion in expenditures. However, the budget assumed the issuance of $10.7 billion in fiscal recovery bonds.

In November 2003, the Governor of the State, Gray Davis, was recalled and replaced by Arnold Schwarzenegger, who proposed an alternative economic recovery bond measure to address the budget deficit. In March 2004, California voters approved both the issuance of up to $15 billion in economic recovery bonds and a related balanced budget amendment described under “Economic Recovery Bonds” below.

According to the 2004 Budget Act, revenues and transfers for 2003-04 were estimated to be $74.6 billion with $75.6 billion in expenditures. As a result of the sale of the Economic Recovery Bonds and the use of the deficit recovery fund (see below), California ended the fiscal year with a reserve of $3.1 billion.

2004 Budget Act. The 2004 Budget Act forecasted $77.3 billion in General Fund revenues and transfers and $80.7 billion in expenditures. As of the release of the 2004-05 Governor’s Budget, the June 30, 2005 reserve was projected to be approximately $1.4 billion.

According to the 2005 Budget Act, as of July 2005, General Fund revenues and transfers for fiscal year 2004-05 were projected to be $79.9 billion while expenditures were projected to be $81.7 billion. The 2005 Budget Act predicted a reserve of approximately $7.5 billion. According to the 2006-07 Governor’s Budget, California ended the 2004-05 fiscal year with a reserve of approximately $9.6 billion.

2005 Budget Act. The 2005-06 Governor’s Budget, released in January 2005, reported that, in the absence of corrective actions to change existing policies, operating deficits, estimated at $9.1 billion for 2005-06 would continue to be incurred. This budget projected General Fund revenues and transfers for 2005-06 of $83.8 billion, an increase of $3.9 billion compared with revised estimates for 2004-05. General Fund expenditures were projected at $85.7 billion, an increase of $4.0 billion compared with revised estimates for 2004-05. The budget projected to end fiscal year 2005-06 with a $1.1 billion reserve.

The 2005-06 Budget included $7.0 billion in program reductions and related cost savings in 2005-06. In addition, the budget proposed the issuance of an additional $1.7 billion in Economic Recovery Bonds and a variety of proposals to increase tax revenues by $409 million without tax increases.

The 2005-06 Budget also proposed several major budget reforms, including modifying Proposition 98 (the State’s minimum funding requirement for education), imposing across-the-board budget reductions in the event of fiscal imbalance, consolidating certain outstanding obligations, terminating the State’s right to suspend the automatic transfer of gas tax revenues to special transportation funds, prohibiting the borrowing of special funds to cover General Fund imbalances and terminating the State’s and local governments’ sponsorship of defined benefit retirement plans. In early April 2005, the Governor announced that he would not seek, before June 2006, to terminate the State’s and local governments’ sponsorship of defined benefit retirement plans.

In its January 12, 2005 report, the State Legislative Analyst’s Office (the “LAO”) observed that while the budget’s proposals would address the 2005-06 shortfall, they fall well short of fully addressing the State’s ongoing structural imbalances and the budget reform proposals would dramatically reduce the ability of future policy makers to establish budget priorities when addressing future budget shortfalls.

In February 2005, the LAO released a more expansive analysis of the budget and the Governor’s reform proposals. Based on newer data, the LAO projected that revenues would exceed the 2005-06

Governor’s Budget forecast by $1.4 billion in 2004-05 and by $800 million in 2005-06. Based on these increased revenue projections, and assuming all the Governor’s budget proposals were adopted and nearly all the savings were realized, the LAO projected that the State would end 2005-06 with a general reserve of $2.9 billion ($2.4 billion more than that assumed in the budget estimate).

The LAO warned that some of the projected savings in the budget were subject to considerable risk, including the assumed sale of $765 million in pension obligation bonds, which is subject to court challenge (described below), $408 million in public employee compensation savings which are dependent on collective bargaining negotiations, and savings from unallocated reductions in State operations in most program areas. The LAO also highlighted other factors that would perpetuate the State’s structural deficit, such as the use of $1.7 billion of Economic Recovery Bond proceeds and the end, in fiscal year 2006-07, of the two year diversion of local property taxes under Senate Amendment No. 4 (see below). In the report, the LAO continued to warn of budget shortfalls in the range of $4 to $4.5 billion, assuming all the Governor’s proposals (or alternative proposals of equal magnitude) were adopted, or of budget deficits in the range of twice that magnitude if such proposals were not adopted.

In May 2005, the Governor released his revision to the budget proposed in January 2005. This May Revision projected the State would receive about $4.2 billion in additional revenues (for 2004-05 and 2005-06) from revenues projected in January. The Governor proposed to use these increased resources almost exclusively for one-time purposes. The May Revision would reduce the amount of budgetary debt by $2.5 billion by not issuing the $1.7 billion in Economic Recovery Bonds proposed by the January budget and by repaying approximately $581 million to local governments related to the reduction in Vehicle License Fee (“VLF”) revenue that would have been due in full in 2006-07. In addition, the May Revision would increase funding of current programs by a net amount of $1.7 billion by restoring the Proposition 42 transfer of General Fund sales taxes to transportation special funds (which the Governor had proposed suspending in the January budget), restoring funding for the senior citizens’ property tax and renters’ tax relief programs, and restoring one-time funds for K-14 education (primarily related to borrowings made in 1995-1996 and 1996-1997).

The Governor signed the 2005 Budget Act on July 11, 2005 which was substantially in line with the Governor’s proposals in the May Revision. The 2005 Budget Act forecasted $84.5 billion in General Fund revenues and transfers and $90.0 billion in expenditures. The 2005 Budget Act projected that by utilizing part of the prior year’s $7.5 billion General Fund balance, the General Fund would end the year with a positive balance of $1.9 billion. As of the enactment of the 2005 Budget Act, the June 30, 2006 reserve was projected to be over $1.9 billion. The 2005 Budget Act assumed that the State would not issue Economic Recovery Bonds or raise taxes. According to the 2005 Budget Act, the revenue projections assumed continued but moderate growth in California’s economy.

In a September 2005 report, the LAO concluded that, despite some corrective actions in the 2005 Budget Act, the State’s ongoing structural budget problem remains a major concern. The LAO noted that the 2005 Budget Act contains a significant number of one-time or limited-term solutions.

One-time savings contained in the 2005 Budget Act and highlighted in the LAO September Report include, among others, holding Proposition 98 funding for 2004-05 at the level provided in the 2004-05 budget for a savings of about $3 billion, cutting $455 million in social services, retaining $380 million in certain sales taxes on gasoline (so-called “spillover funds”) in the General Fund instead of using them for public transit purposes, and certain borrowings and revenue increases. The out-year spending highlighted by the LAO September Report includes the prepayment during the 2005-06 budget year of the $1.2 billion VLF “gap loan” to local governments due in fiscal year 2006-07.

In the LAO’s November 2005 Fiscal Outlook report, the LAO predicted that the State will generate a reserve of about $5.2 billion during the 2005-06 budget year, up by nearly $4 billion from the 2005 Budget Act estimate. The LAO report predicted that the reserve will be more than sufficient to overcome the approximately $4 billion operating deficit predicted for 2006-07 without additional program reductions or sources of revenue. However, the LAO warned that multibillion-dollar operating deficits will persist in future budgets and that the State continues to have a longer-term structural deficit problem. Eliminating future operating budget shortfalls will require significant actions by the Legislature.

According to the 2006-07 Governor’s Budget, as of January 2006, General Fund revenues and transfers for fiscal year 2005-06 are projected to be $87.7 billion while expenditures are projected to be $90.3 billion. The State ended the fiscal year with an estimated reserve of slightly over $7 billion.

2006-07 Governor’s Budget. The 2006-07 Governor’s Budget, released on January 10, 2006, projects a $6.4 billion operating deficit for fiscal year 2006-07, a reduction in the estimated operating deficit from earlier projections. This budget projects General Fund revenues and transfers for 2006-07 of $91.5 billion, an increase of $3.8 billion compared with revised estimates for 2005-06. General Fund expenditures are projected at $97.9 billion, an increase of $7.6 billion compared with revised estimates for 2004-05. The budget projects to end fiscal year 2006-07 with a $674 million reserve.

Coinciding with the release of the budget, the Governor announced a “Strategic Growth Plan” for the State in which he proposed that the State spend nearly $223 billion over 10 years on State infrastructure programs such as transportation, education, flood control, public safety and courts. The Strategic Growth Plan would be financed in part through the issuance of $68 billion in general obligation bonds.

In its January 12, 2006 Overview of the 2006-07 Governor’s Budget, the LAO concluded that the 2006-07 budget “moves the State in the wrong direction in terms of reaching its longer-term goal of getting its fiscal house in order.” The LAO noted that revenues during the first six months of the 2005-06 fiscal year exceeded the 2005 Budget Act projections, and based upon these recent cash gains, the 2006-07 budget assumes much higher revenue for the upcoming fiscal year. The LAO believes that the higher estimates are justified, but also believes that the State should reduce outstanding debt obligations with these higher than expected revenues. Instead, the budget proposes over $4 billion in higher spending, including over $2 billion for new or expanded programs. Given the State’s structural deficit, the LAO believes that the budget should focus on paying down existing indebtedness before taking on expansive new programs.

Constraints on the Budget Process

Approved in March 2004 with the State’s Economic Recovery Bonds, Proposition 58 requires the State to enact a balanced budget and establish a special reserve in the General Fund and restricts future borrowing to cover budget deficits. As a result of the provisions requiring the enactment of a balanced budget and restricting borrowing, the State would, in some cases, have to take more immediate actions to correct budgetary shortfalls. Beginning with the budget for fiscal year 2004-05, Proposition 58 requires the Legislature to pass a balanced budget and provides for mid-year adjustments in the event that the budget falls out of balance. The balanced budget determination is made by subtracting expenditures from all available resources, including prior-year balances.

If the Governor determines that the State is facing substantial revenue shortfalls or spending deficiencies, the Governor is authorized to declare a fiscal emergency. He or she would then be required to propose legislation to address the emergency, and call the Legislature into special session to consider that legislation. If the Legislature fails to pass and send to the Governor legislation to address the budget fiscal emergency within 45 days, the Legislature would be prohibited from acting on any other bills or adjourning in joint recess until such legislation is passed.

Proposition 58 also requires that a special reserve (the Budget Stabilization Account) be established in the State’s General Fund. Beginning with fiscal year 2006-07, a specified portion of estimated annual General Fund revenues would be transferred by the Controller into the Budget Stabilization Account no later than September 30 of each fiscal year. These transfers would continue until the balance in the Budget Stabilization Account reaches $8 billion or 5 percent of the estimated General Fund revenues for that fiscal year, whichever is greater. The annual transfer requirement would be in effect whenever the balance falls below the $8 billion or 5 percent target. The annual transfers could be suspended or reduced for a fiscal year by an executive order issued by the Governor no later than June 1 of the preceding fiscal year.

Proposition 58 will also prohibit certain future borrowing to cover budget deficits. This restriction applies to general obligation bonds, revenue bonds, and certain other forms of long-term borrowing. The restriction does not apply to certain other types of borrowing, such as (i) short-term borrowing to cover cash shortfalls in the General Fund (including revenue anticipation notes or revenue anticipation warrants currently used by the State), or (ii) inter-fund borrowings.

Future Budgets. It cannot be predicted what actions will be taken in the future by the State Legislature and the Governor to deal with changing State revenues and expenditures. The State budget will be affected by national and State economic conditions and other factors.

State Indebtedness

General Obligation Bonds. As of November 1, 2005, the State had approximately $46.9 billion aggregate principal of its long-term general obligation bonds outstanding. General obligation bond authorizations in an aggregate amount of approximately $34.7 billion remained unissued as of that date.

Initiative measures to issue $3 billion in bonds (California Stem Cell Research and Cures Act) and to issue $750 million in bonds (Children’s Hospital Projects Bond Act) were approved by the voters in the November 2004 election.

The Legislature has approved approximately $600 million of new bond authorization, the California Reading and Literacy Improvement and Public Library Construction and Renovation Bond Act of 2006, to be placed on the June 2006 primary election ballot. A $9.95 billion bond measure for high speed rail projects has been placed on the November 2006 general election ballot. Additional bond proposals may also be added to the 2006 primary or general election ballots.

Ratings. As of January 11, 2006, the State’s general obligation bonds were rated A2 by Moody’s, A by Standard & Poor’s, and A by Fitch Ratings.

Upon the Governor’s approval of the 2005 Budget Act, Fitch Ratings raised the rating on the State’s outstanding general obligation bonds to A from A-. Also upgraded, to A- from BBB+, were the ratings on bonds issued by several State agencies but supported by State resources. At the same time, Moody’s upgraded the State’s general obligation bonds to A2 from A3, while maintaining the State’s positive rating outlook. The upgrade reflects a continuing favorable trend of recovery in the State’s economy and tax revenues, better than expected financial performance in 2004-05, and a moderately improved financial outlook for 2005-06 and beyond. The July 2005 rating action by Fitch Ratings and Moody’s affects $36.5 billion of outstanding general obligation bonds, $5.7 billion of General Fund-supported lease revenue bonds, and $2.5 billion of General Fund-enhanced tobacco settlement bonds.

It is not presently possible to determine whether, or the extent to which, Moody’s, Standard & Poor’s or Fitch Ratings will change such ratings in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State, and there is no obligation on the part of the State to make payment on such local obligations in the event of default.

Economic Recovery Bonds. The California Economic Recovery Bond Act (“Proposition 57”) was approved by voters in March 2004. Proposition 57 authorized the issuance of up to $15 billion in Economic Recovery Bonds to finance the negative General Fund reserve balance as of June 30, 2004, and other General Fund obligations undertaken prior to June 30, 2004.

Repayment of the Economic Recovery Bonds is secured by a pledge of revenues from a one-quarter cent increase in the State’s sales and use tax starting July 1, 2004. Fifty percent, or up to $5 billion of future deposits in the reserve fund created by the Balanced Budget Amendment approved by Proposition 58, may be used to repay the Economic Recovery Bonds. In addition, as voter-approved general obligation bonds, the payment of the Economic Recovery Bonds are secured by the State’s full faith and credit in the event the dedicated revenue is insufficient to repay the bonds.

In May and June 2004, the State issued $10.9 billion of Economic Recovery Bonds, which resulted (due to the sale of bonds at a premium) in the deposit of net proceeds in the General Fund of approximately $11.3 billion. The State may issue the remainder of authorized Economic Recovery Bonds in the current or future fiscal years.

Commercial Paper Program. Pursuant to the terms of the bank credit agreement presently in effect supporting the State’s general obligation commercial paper program, up to $1.5 billion of general obligation commercial paper notes may be outstanding at any time; this amount may be increased or decreased in the future. As of November 1, 2005, the legislative finance committees had authorized the issuance of up to approximately $19.4 billion of commercial paper notes; as of that date approximately $1.2 billion aggregate principal amount of general obligation commercial paper notes was outstanding.

Lease-Purchase Debt. In addition to general obligation bonds, the State builds and acquires capital facilities through the use of lease-purchase borrowing. As of November 1, 2005, the State had approximately $7.8 billion of outstanding lease purchase debt.

Non-Recourse Debt. Certain State agencies and authorities issue revenue obligations for which the General Fund has no liability. Revenue bonds represent obligations payable from State revenue-producing enterprises and projects, which are not payable for the General Fund, and conduit obligations payable only from revenues paid by private users of facilities financed by the revenue bonds. State agencies and authorities had $47.3 billion aggregate principal amount of revenue bonds and notes which are non-recourse to the General Fund outstanding as of June 30, 2005.

Cash Flow Borrowings. As part of its cash management program, the State has regularly issued short-term obligations to meet cash flow needs. The State has issued Revenue Anticipation Notes

(“RANs”) in 19 of the last 20 fiscal years to partially fund timing differences between receipts and disbursements, as the majority of General Fund revenues are received in the last part of the fiscal year. The State has proposed to issue approximately $3 billion in RANs for the 2005-06 fiscal year.

Repayment of Energy Loans. The Department of Water Resources (“DWR”) borrowed money from the General Fund for DWR’s power supply program between January and June 2001. The DWR has issued approximately $11.25 billion in revenue bonds in several series and in the fall of 2002 used the net proceeds of the revenue bonds to repay outstanding loans from banks and commercial lenders in the amount of approximately $3.5 billion and a loan from the General Fund in the amount of $6.1 billion plus accrued interest of approximately $500 million.

The loans from the General Fund and the banks and commercial lenders financed DWR’s power supply program costs during 2001 that exceeded DWR’s revenues from the sale of electricity. The general purpose of the power supply program has been to provide to customers of the three major investor-owned electric utilities in the State (the “IOUs”) the portion of their power not provided by the IOUs. The power supply program has become self-supporting and no additional loans from the General Fund are authorized. As of January 1, 2003, the DWR’s authority to enter into new power purchase contracts terminated, and the IOUs resumed responsibility for obtaining electricity for their customers.

The primary source of money to pay debt service on the DWR revenue bonds will be revenues derived from customers of the IOUs resulting from charges set by the California Public Utilities Commission. The DWR revenue bonds are not a debt or liability of the State or directly or indirectly or contingently obligate the State to levy or to pledge any form of taxation whatever therefor or to make any appropriation for their payment.

Enhanced Tobacco Settlement Revenue Bonds. In 1998, the State (together with 45 other states and certain U.S. jurisdictions) signed a settlement agreement with the four major cigarette manufacturers. The State agreed to drop its lawsuit and not to sue in the future for monetary damages. Tobacco manufacturers agreed to billions of dollars in payments and restrictions on marketing activities. Under the settlement, the companies agreed to pay California governments approximately $25 billion (subject to adjustments) over a period of 25 years. Payments continue in perpetuity, with current projections of $1.2 billion in 2025, steadily increasing each year to $1.6 billion in 2045. Under a separate Memorandum of Understanding, half of the money will be paid to the State and half to local governments (all counties and the cities of San Diego, Los Angeles, San Francisco and San Jose).

An initial sale of 57.6% of the State’s tobacco settlement revenues from July 1, 2003, onward, producing $2.5 billion in revenue was completed in January 2003. A second sale of the remaining amount, which produced $2.3 billion in revenue, was completed in September 2003 (Series 2003B). In August 2005, the Series 2003B bonds were refinanced, retaining all of the covenants of the original issue. In return, the State was paid a credit enhancement fee of $525 million. The 2003 Budget Act authorized the Director of Finance to make allocations with legislative notification if tobacco settlement revenues are insufficient to cover the cost of the tobacco securitization program. The Legislature is not obligated to make any such requested appropriation in the future.

Tobacco settlement revenue bonds are neither general nor legal obligations of the State or any of its political subdivisions and neither the faith and credit nor the taxing power nor any other assets or revenues of the State or of any political subdivision is or shall be pledged to the payment of any such bonds.

Local Government

The primary units of local government in California are the counties, ranging in population from 1,200 (Alpine) to approximately 10 million (Los Angeles). Counties are responsible for the provision of many basic services, including indigent healthcare, welfare, courts, jails and public safety in unincorporated areas. There are also 478 incorporated cities and thousands of other special districts formed for education, utility and other services. The fiscal condition of local governments has been constrained since the enactment of “Proposition 13” in 1978 and later constitutional amendments, which reduced and limited the future growth of property taxes and limited the ability of local governments to impose “special taxes” (those devoted to a specific purpose) without two-thirds voter approval. Proposition 218, another initiative constitutional amendment enacted in 1996, further limited the ability of local governments to impose or raise various taxes, fees, charges and assessments without voter approval. Counties, in particular, have had fewer options to raise revenues than many other local government entities, and have been required to maintain many services.

Some local governments in California have experienced notable financial difficulties, including Los Angeles County, Orange County and San Diego County, and there is no assurance that any California issuer will make full or timely payments of principal or interest or remain solvent.

According to the State, the 2004 Budget Act, related legislation and the enactment of Senate Constitutional Amendment No. 4 (described below) will dramatically change the State-local fiscal relationship. These constitutional and statutory changes implement an agreement negotiated between the Governor and local governments officials (the “State-local agreement”) in connection with the 2004 Budget Act. One change relates to the reduction of the VLF rate from 2 percent to 0.65 percent of the market value of the vehicle. In order to protect local governments, the reduction in VLF revenue to cities and counties from this rate change will be replaced by an increase in the amount of property tax they receive. Under the State-local agreement and implementing legislation, for fiscal years 2004-05 and 2005-06 only, the replacement property taxes that cities and counties receive will be reduced by $700 million. In future years, local governments will receive the full value of the VLF revenue. Also for these two fiscal years, redevelopment agencies will be required to shift $250 million to schools, and special districts to shift $350 million, in property tax revenues they would otherwise receive.

As part of the State-local agreement, Senate Constitutional Amendment No. 4 was enacted by the Legislature and subsequently approved by the voters at the November 2004 election. Senate Constitutional Amendment No. 4 amends the State Constitution to, among other things, reduce the Legislature’s authority over local government revenue sources by placing restrictions on the State’s access to local governments’ property, sales, and VLF revenues as of November 3, 2004. Beginning with fiscal year 2008-09, the State will be able to borrow up to 8 percent of local property tax revenues, but only if the Governor proclaims such action is necessary due to a severe State fiscal hardship, two- thirds of both houses of the Legislature approves the borrowing and the amount borrowed is required to be paid back within three years. The State also will not be able to borrow from local property tax revenues for more than two fiscal years within a period of 10 fiscal years. In addition, the State cannot reduce the local sales tax rate or restrict the authority of the local governments to impose or change the distribution of the statewide local sales tax.

Senate Constitutional Amendment No. 4 also prohibits the State from mandating activities on cities, counties or special districts without providing for the funding needed to comply with the mandates. Beginning in fiscal year 2005-06, if the State does not provide funding for the activity that has been determined to be mandated, the requirement on cities, counties or special districts to abide by the mandate would be suspended. In addition, Senate Constitutional Amendment No. 4 expands the definition of what constitutes a mandate to encompass State action that transfers to cities, counties and special districts financial responsibility for a required program for which the State previously had partial or complete responsibility. The State mandate provisions of Senate Constitutional Amendment No. 4 do not apply to schools or community colleges or to mandates relating to employee rights.

Constitutional and Statutory Limitations; Recent Initiatives; Pending Legislation

The State is subject to an annual appropriations limit imposed by Article XIII B of the State Constitution (the “Appropriations Limit”). The Appropriations Limit does not restrict appropriations to pay debt service on voter-authorized bonds.

Article XIII B prohibits the State from spending “appropriations subject to limitation” in excess of the Appropriations Limit. “Appropriations subject to limitation,” are authorizations to spend “proceeds of taxes,” which consist of tax revenues, and certain other funds, including proceeds from regulatory licenses, user charges or other fees to the extent that such proceeds exceed “the cost reasonably borne by that entity in providing the regulation, product or service,” but “proceeds of taxes” exclude most State subventions to local governments, tax refunds and some benefit payments such as unemployment insurance. No limit is imposed on appropriations of funds which are not “proceeds of taxes,” such as reasonable user charges or fees and certain other non-tax funds. Various types of appropriations are excluded from the Appropriations Limit.

The State’s Appropriations Limit in each year is based on the Limit for the prior year, adjusted annually for changes in State per capita personal income and changes in population, and adjusted, when applicable, for any transfer of financial responsibility for providing services to or from another unit of government or any transfer of the financial source for the provisions of services from tax proceeds to non-tax proceeds.

The Legislature has enacted legislation to implement Article XIII B which defines certain terms used in Article XIII B and sets forth the methods for determining the Appropriations Limit. California Government code Section 7912 requires an estimate of the Appropriations Limit to be included in the Governor’s Budget, and thereafter to be subject to the budget process and established in the Budget Act.

On November 8, 1988, voters of the State approved Proposition 98, a combined initiative constitutional amendment and statute called the “Classroom Instructional Improvement and Accountability Act.” Proposition 98 changed State funding of public education below the university level and the operation of the State appropriations funding, primarily by guaranteeing K-14 schools a minimum share of General Fund revenues. Proposition 98 permits the Legislature by two-thirds vote of both houses, with the Governor’s concurrence, to suspend the K-14 schools’ minimum funding formula for a one-year period. Proposition 98 also contains provisions transferring certain State tax revenues in excess of the Article XIII B limit to K-14 schools.

Because of the complexities of Article XIII B, the ambiguities and possible inconsistencies in its terms, the applicability of its exceptions and exemptions and the impossibility of predicting future appropriations, it is not possible to predict the impact of this or related legislation on the bonds in the Sponsor’s portfolio.

Other Constitutional amendments affecting State and local taxes and appropriations have been proposed from time to time. If any such initiatives were adopted, the State could be pressured to provide additional financial assistance to local governments or appropriate revenues as mandated by such initiatives. Propositions such as Proposition 98 and others that may be adopted in the future, may place increasing pressure on the State’s budget over future years, potentially reducing resources available for other State programs, especially to the extent the Article XIII B spending limit would restrain the State’s ability to fund such other programs by raising taxes.

Future Initiatives. Articles XIII A, XIII B, XIII C and XIII D were each adopted as measures that qualified for the ballot pursuant to the State’s initiative process. From time to time, other initiative measures could be adopted that could affect revenues of the State or public agencies within the State.

Effect of other State Laws on Bond Obligations

Some of the tax-exempt securities that the Sponsor can invest in may be obligations payable solely from the revenues of a specific institution or secured by specific properties. These are subject to provisions of California law that could adversely affect the holders of such obligations. For example, the revenues of California health care institutions may be adversely affected by State laws, and California law limits the remedies of a creditor secured by a mortgage or deed of trust on real property. Debt obligations payable solely from revenues of health care institutions may also be insured by the State but no guarantee exists that adequate reserve funds will be appropriated by the State legislature for such purpose.

Pending Litigation

The State is a party to numerous legal proceedings, many of which normally occur in governmental operations. In addition, the State is involved in certain other legal proceedings that, if decided against the State might require the State to make significant future expenditures or impair future revenue sources. Because of the prospective nature of these proceedings, it is not presently possible to predict the outcome of such litigation or estimate the potential impact on the ability of the State to pay debt service costs on its obligations.

On July 15, 2005, Enron Corp., the energy trader that filed for bankruptcy protection, agreed to a settlement with the State to end claims of market manipulation during the California energy crisis of 2000 and 2001. After bankruptcy related adjustments, the State will receive a payment of over $300 million.

On August 8, 2005, a lawsuit titled California Teachers Association et al. v. Arnold Schwarzenegger et al. was filed. Plaintiffs—California Teachers Association, California Superintendent of Public Instruction Jack O’Connell, and various other individuals—allege that the California Constitution’s minimum school funding guarantee was not followed for the 2004-2005 fiscal year and the 2005-06 fiscal year in the aggregate amount of approximately $3.1 billion. Plaintiffs seek a writ of mandate requiring the State to recalculate the minimum-funding guarantee in compliance with the California Constitution.

On November 15, 2005, a California Superior Court judge entered a decision in a case which sought judicial validation for the issuance by the State of pension obligation bonds. The judge ruled the bonds were not valid. The State plans to appeal, but the State will not be able to issue pension obligation bonds until the matter is finally resolved. It is unlikely that final resolution of the matter will occur in time to allow the State to issue any pension obligation bonds during fiscal year 2005-06. The State will therefore have to make a payment of about $525 million for a portion of the current fiscal year contribution to the California Public Employees’ Retirement System which had been planned to be funded from the bonds.

California Taxes—

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor under existing California law:

The California Trust will not be treated as an association taxable as a corporation. Accordingly, interest on Bonds received by the California Trust that is exempt from personal income taxes imposed by or under the authority of the State of California will be treated for California income tax purposes in the same manner as if received directly by the Unit Holders.

Each Holder of the California Trust will recognize gain or loss when the California Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or upon the Holder’s sale or other disposition of a Unit. The amount of gain or loss for California income tax purposes will generally be calculated pursuant to the Code, certain provisions of which are incorporated by reference under California law.

New Jersey Trust

Risk Factors—The following represents special considerations regarding investment in New Jersey municipal obligations. This information provides only a brief summary; it does not purport to be a complete description and is based on information drawn from Official Statements relating to securities offerings of New Jersey municipal obligations available as of the date of this Prospectus. The Sponsor has not independently verified the accuracy and completeness of the information contained in such Official Statements.

There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on the State of New Jersey or local government finances generally, will not adversely affect the market value of New Jersey municipal obligations held by the Trust or the ability of particular issuers to make timely payments of debt service on these obligations.

Weaker than expected growth for both the national and international economies could adversely impact New Jersey. This would result in slower employment and income growth than projected.

New Jersey has been experiencing an economic slowdown similar to the rest of the nation due to the economic recession that began in March 2001. Although economic activity has remained sluggish in calendar year 2003, signs of improving economic conditions continue to emerge.

New Jersey’s economy continued to recover from the prior recessionary period. Despite the general economic sluggishness, New Jersey outperformed the nation in job restoration during the economic recovery with a steady, but modest growth in its payroll employment.

New Jersey’s employment increased by 1.4% from a year ago, continuing the positive year-to-year growth trend for the eleventh consecutive month since July 2003. Overall, the State added 20,600 jobs between January and May of 2005. Employment gains were primarily spread across the service-providing sectors with particularly strong growth in professional and business services (10,700 jobs), trade, transportation and utilities (8,800 jobs) and education and health services (4,400 jobs). The government sector declined, losing 2,800 jobs during this period.

Most of the job losses through 2004 were concentrated in manufacturing, which has been declining for more than a decade. The information sector has suffered job losses between January and May 2005 due to downsizing in the telecommunications industry.

With improving trends in payroll employment in New Jersey, the State unemployment rate fell to 3.9% in May 2005, and remains well below the 5.1% rate for the nation. New Jersey’s employment level has remained consistently above four million for March,

April and May 2004, reflecting the growing momentum in labor market conditions.

The preliminary growth rate for New Jersey’s personal income of 6.3% for the first quarter of 2005 improved over the revised growth rate of 4.4% for the fourth quarter of 2003. Economic forecasts as of June 2004 project slight moderation in personal income growth over the remaining quarters of 2006. Notwithstanding the weakness in the labor market, low inflation (around 2.0%) continues to benefit New Jersey’s consumers and businesses.

Housing starts through 2005 are at an estimated annualized rate of approximately 37,000 units, reflecting a still-robust sector of the economy. Year-to-date through May 2005, new vehicle sales were 3.0% below the level of a year ago.

New Jersey and the nation are expected to have economic momentum heading into 2006. In the latest Beige Book, released on June 15, 2005, and the Federal Open Market Committee minutes, released on July 1, 2004, the Federal Reserve Board reported broad economic expansion across the nation.

New Jersey’s economy is expected to follow the national trend in 2006. Employment growth is projected to increase steadily at a 1.4% rate in 2005 and 2006. Personal income is expected to grow steadily at close to a 5.0% rate in 2005 and 2006. After another strong year in 2004, the housing sector is expected to remain robust with a slight moderation in 2006. Low interest rates have supported spending on housing and other consumer durables in the State. However, the Federal Reserve Board has increased the Federal funds rate, and the possibility of future rate increases by the Federal Reserve Board could have a moderating influence on interest-sensitive spending in the economy.

To a large extent, the future direction of economic expansion nationally and in New Jersey assumes stable energy prices, supportive monetary and fiscal policies and no further turmoil in the financial markets, geo-political stability and supportive monetary and fiscal policies.

The State and the nation may experience further near-term slow growth, and the expected pace of economic expansion may stall if consumers, investors, and businesses become more cautious than currently assumed. Nevertheless, the fundamentals of the State’s economic health remain stable and the long-term prospects for economic growth of the State in 2005 and beyond are favorable.

The State operates on a fiscal year beginning July 1 and ending June 30. For example, “Fiscal Year 2006” refers to the State’s fiscal year beginning July 1, 2005 and ending June 30, 2006.

Pursuant to Article VIII, Section II, par. 2 of the State Constitution, no money may be drawn from the State Treasury except for appropriations made by law. In addition, all monies for the support of State government and all other State purposes, as far as can be ascertained or reasonably foreseen, must be provided for in one general appropriation law covering one and the same fiscal year. No general appropriations law or other law appropriating money for any State purpose shall be enacted if the amount of money appropriated therein, together with all other prior appropriations made for the same fiscal year, exceeds the total amount of revenue on hand and anticipated to be available for such fiscal year, as certified by the Governor.

In addition to the Constitutional provisions, the New Jersey Statutes contain provisions concerning the budget and appropriation system. On or before October 1 in each year, each Department, Board, Commission, Office or other Agency of the State must file with the Budget Director a request for appropriation or permission to spend specifying all expenditures proposed to be made by such spending agency during the following fiscal year. The Budget

Director then examines each request and determines the necessity or advisability of the appropriation request. The Budget Director may hold hearings, open to the public, during the months of October, November and December and review the budget requests with the agency heads. On or before December 31 of each year or such other time as the Governor may request, after review and examination, the Budget Director submits the requests, together with his or her findings, comments and recommendations, to the Governor. It is then the responsibility of the Governor to examine and consider all requests and formulate his or her budget recommendations.

Pursuant to legislation enacted on January 14, 2004, the Governor’s budget message (the “Governor’s Budget Message”) will be presented by the Governor during an appearance before a joint session of the State Legislature which shall be convened at 12 Noon on a date on or before the fourth Tuesday in February in each year. The Governor’s Budget Message must include the proposed complete financial program of the State government for the next ensuing fiscal year and must set forth in detail each source of anticipated revenue and the purposes of recommended expenditures for each spending agency (N.J.S.A. 52:27B-20). After a process of legislative committee review (including testimony from the State Treasurer), the budget, in the form of an appropriation bill, must be approved by the Senate and Assembly and must be submitted to the Governor for review. Upon such submissions, the Governor may approve the bill, revise the estimate of anticipated revenues contained therein, delete or reduce appropriation items contained in the bill through the exercise of his or her line-item veto power, or veto the bill in its entirety. Like any gubernatorial veto, such action may be reversed by a two-thirds vote of each House of the State Legislature. In addition to anticipated revenues, the annual Appropriations Act also provides for the appropriation of non-budgeted revenue to the extent such revenue may be received and permits the corresponding increase of appropriation balances from which expenditures may be made.

During the course of the fiscal year, the Governor may take steps to reduce State expenditures if it appears that revenues have fallen below those originally anticipated. There are additional means by which the Governor may ensure that the State does not incur a deficit. Under the State Constitution, no supplemental appropriation may be enacted after adoption of an annual Appropriations Act except where there are sufficient revenues on hand or anticipated, as certified by the Governor, to meet such appropriation.

In addition to the Constitutional and statutory provisions concerning budget-making, the State budget process during the past two decades has evolved into a strategic planning process in which the budget is related directly to the program objectives of governmental activities, and the costs and benefits of the programs of each agency are justified at various alternative funding levels. Certain revenue sources are constitutionally dedicated for specific purposes and therefore may be appropriated only for such purposes.

Of the $27,919.9 million recommended for Fiscal Year 2006 from the General Fund, the Property Tax Relief Fund, the Casino Control Fund, the Casino Revenue Fund and the Gubernatorial Elections Fund, $11,431.9 million (40.9%) is recommended for State Aid, $9,289.0 million (33.3%) is recommended for Grants-in-Aid, $5,940.5 million (21.3%) is recommended for Direct State Services, $169.3 million (0.6%) is recommended for Debt Service on State general obligation bonds and $1,091.2 million (3.9%) is recommended for Capital Construction.

State Aid is the largest portion of Fiscal Year 2006 appropriations. In Fiscal Year 2006, $11,431.9 million of the State’s recommended appropriations consists of funds which are distributed to municipalities, counties and school districts.

The largest recommended State Aid appropriation, in the amount of $9,355.9 million, is provided for local elementary and secondary education programs. Of this amount, $3,080.3 million is for core-curriculum standards; $330.6 million is for early childhood aid; $307.2 million is for pupil transportation aid; $948.4 million is for special education; $102.7 million is for nonpublic school aid and $151.4 million is for debt service on school bonds. Other significant amounts are $251.8 million for supplemental core curriculum standards aid and $199.5 million for demonstrably effective program aid. A total of $641.9 million is provided in supplemental aid to Abbott districts for whole school reform, preschool and other required programs. In addition, $1,522.6 million is recommended on behalf of school districts as the employers’ share of the social security and teachers’ pensions and benefits programs. Also, $227.5 million is recommended for debt service on bonds issued to finance school renovations and construction.

Recommended appropriations to the Department of Community Affairs (“DCA”) total $1,034.5 million in State Aid monies for Fiscal Year 2006. Consolidated Municipal Property Tax Relief Aid is recommended in the amount of $835.4 million. In addition, there is $16.9 million recommended for housing programs, $34.8 million for the municipal block grant program, $43.0 million for extraordinary aid and $29.3 million for special municipal aid. In addition, $32.0 million is appropriated for Municipal Homeland Security Assistance Aid.

Appropriations recommended for the Department of the Treasury total $470.0 million in State Aid monies for Fiscal Year 2006. The principal programs funded by these appropriations are aid to county colleges ($209.6 million) and the cost of senior citizens, disabled and veterans property tax deductions and exemptions ($109.0 million). These recommended appropriations also include $57.3 million for County Solid Waste Debt Service Aid.

Appropriations for the Department for Human Services total $468.6 million in State Aid monies for Fiscal Year 2006. The principal programs funded by these appropriations are $104.6 million for patients in county psychiatric hospitals and $352.1 million for various income maintenance programs for the economically disadvantaged and $12.0 million for addiction services.

The second largest portion of appropriations in Fiscal Year 2006 is for grants-in-aid. These represent payments to individuals or public or private agencies for benefits to which a recipient is entitled by law, or for the provision of services on behalf of the State. The amount recommended in Fiscal Year 2006 for grants-in-aid is $9,287.0 million.

$4,028.6 million is recommended for programs administered by the Department of Human Services. Of that amount, $2,386.1 million is for medical services provided under the Medicaid program, $496.7 million is for community programs for the developmentally disabled, $286.9 million is for community programs for the mentally ill, $541.7 million is for grant programs administered by the Division of Youth and Family Services, and $240.4 million is for welfare reform and homeless services and $49.9 million is for addiction services.

$1,592.5 million is recommended for programs administered by the Department of Health and Senior Services. Of that amount, $819.7 million is for pharmaceutical assistance to the aged and disabled, $33.9 million is for AIDS services, $140.0 is for hospital assistance programs and $29.1 million is for other programs for the aged.

$2,002.1 million is recommended for the Department of the Treasury. Included in this amount is an expanded Homestead Rebate program ($1,689.3 million), which consolidates the former Homestead Rebate Program with NJ Saver to provide property tax relief to homeowners and renters, and the senior and disabled citizen property tax freeze ($67.4 million), and $70.8 million is recommended for the Lifeline Program in the Board of Public Utilities.

$273.7 million is recommended for the Department of Transportation for bus and railroad subsidies.

$914.3 million is recommended for State colleges and universities. Other higher education appropriations are $405.0 million for various grant programs including $289.4 million for student financial assistance, $24.0 million to support independent colleges and universities, $54.9 million for debt service for the Dormitory Safety Trust Fund, the Equipment Leasing Fund, the Higher Education Technology Infrastructure Fund, and $17.1 million for debt service on the Higher Education Capital Improvement Program.

$116.7 million is recommended for the Department of Corrections. The largest items of appropriation in this Department are $18.0 million for payments to county penal facilities to house State inmates and $61.5 million for the purchase of community services. Also included is $35.5 million for alternative parole programs.

The third largest portion of the appropriations in Fiscal Year 2006 is applied to Direct State Services, which supports the operation of State government’s departments, the Executive Office, several commissions, the State Legislature and the Judiciary. In Fiscal Year 2006, appropriations for Direct State Services aggregate to $5,940.5 million. Some of the major appropriations for Direct State Services during Fiscal Year 2005 are:

$752.5 million is recommended for programs administered by the Department of Human Services. Of that amount, $470.9 million is appropriated for mental health and developmentally disabled programs, including the operation of six psychiatric institutions ($250.2 million) and seven developmental centers ($200.0 million). $28.1 million is recommended for administration of the Medicaid program; $27.2 million for administration of the various income maintenance programs, including Work First New Jersey; and $182.5 million for the Division of Youth and Family Services, which protects the children of the State from abuse and neglect.

$60.7 million is recommended for the Department of Labor and Workforce Development for the administration of programs for workers compensation, unemployment and temporary disability insurance, manpower development and health safety inspection.

$64.4 million is recommended for the Department of Health and Senior Services for the prevention and treatment of diseases, regulation of health care facilities, the uncompensated care program and senior services programs. Of that amount, $11.0 million is recommended for anti-smoking programs.

$526.2 million is recommended for the Department of Law and Public Safety (including the Juvenile Justice Commission) and $867.2 is appropriated for the Department of Corrections (including the Parole Board). Among the programs funded by this recommended appropriation are the administration of the State’s correctional facilities and parole activities, and the investigative and enforcement activities of the State Police.

$89.7 million is recommended for the Department of Transportation for the various programs it administers, such as the maintenance and improvement of the State highway system. The Division of Motor Vehicles was abolished and replaced by the New Jersey Motor Vehicle Commission. Appropriations for that entity are not included in the Fiscal Year 2005 Appropriations Act.

$218.0 million is recommended for the Department of Environmental Protection for the

protection of air, land, water, forest, wildlife, and shellfish resources and for the provision of outdoor recreational facilities.

The State finances certain capital projects through the sale of the general obligation bonds of the State. These bonds are backed by the faith and credit of the State. Certain state tax revenues and certain other fees are pledged to meet the principal payments, interest payments and redemption premium payments, if any, required to fully pay the bonds. The appropriation for debt service on the State’s general obligation bonds is $169.3 million for Fiscal Year 2006.

The State Constitution further provides, in part, that the State Legislature shall not, in any manner, create in any fiscal year a debt or liability of the State, which, together with any previous debts or liabilities, shall exceed at any time one percent of the total appropriations for such year, unless the same shall be authorized by a law for some single object or work distinctly specified therein. No general obligation debt can be issued by the State without prior voter approval, except that no voter approval is required for any law authorizing the creation of a debt for the purpose of refinancing all or a portion of outstanding debt of the State, so long as such law requires that the refinancing provide a debt service savings.

Capital construction is funded by a combination of appropriation of current revenues on a pay-as-you-go basis and bond proceeds. In Fiscal Year 2006, the amount appropriated for this purpose is $1,091.2 million, $805.0 million is for transportation projects and debt service and is being credited to the Transportation Trust Fund Account of the General Fund, $98.0 million is for open space, farmland and historic preservation projects and debt service and is being credited to the Garden State Preservation Trust Fund Account of the General Fund, $55.2 million is for hazardous substance remediation and underground tank remediation and $25.0 million is for shore protection.

All appropriations for such capital projects and all proposals for State bond authorization are subject to the review and recommendation of the New Jersey Commission on Capital Budgeting and Planning. This permanent commission was established in November 1975, and is charged with the preparation of the State Capital Improvement Plan, which contains proposals for State spending for capital projects.

New Jersey Taxes—

In the opinion of Messrs. Drinker Biddle & Reath LLP, special New Jersey counsel on New Jersey tax matters, under existing law:

The proposed activities of the New Jersey Trust will not cause it to be subject to the New Jersey Corporation Business Tax Act.

The income of the New Jersey Trust will be treated as the income of individuals, estates and trusts who are the Holders of Units of the New Jersey Trust for purposes of the New Jersey Gross Income Tax Act, and interest which is exempt from tax under the New Jersey Gross Income Tax Act when received by the New Jersey Trust will retain its status as tax-exempt in the hands of such Holders. Gains arising from the sale or redemption by a Holder of his Units or from the sale, exchange, redemption, or payment at maturity of a Bond by the New Jersey Trust are exempt from taxation under the New Jersey Gross Income Tax Act (P.L. 1976 c. 47), as enacted and construed on the date hereof, to the extent such gains are attributable to Bonds, the interest on which is exempt from tax under the New Jersey Gross Income Tax Act. Any loss realized on such disposition may not be utilized to offset gains realized by such Holder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax Act.

Units of the New Jersey Trust may be subject, in the estates of New Jersey residents, to taxation under the Transfer Inheritance Tax Law of the State of New Jersey.

New York Trust

Risk Factors—The following information represents special considerations regarding investment in New York municipal obligations. This information provides only a brief summary, it does not purport to be a complete description and is largely based on information drawn from Official Statements relating to securities offerings of New York municipal obligations available as of the date of this Prospectus. The Sponsor has not independently verified the accuracy and completeness of the information contained in such Official Statements.

There can be no assurance that current or future statewide, regional or national economic difficulties, and the resulting impact on New York State (the “State”) or local government finances generally, will not adversely affect the market value of New York municipal obligations held by the Trust or the ability of particular issues to make timely payments of debt service on these obligations.

Economic Trends

Over the long term, the State and the City of New York (the “City”) face serious potential economic problems. The City accounts for approximately 41% of the State’s population and personal income, and the City’s financial health affects the State in numerous ways. The State is the third most populous state in the nation and historically has been one of the wealthiest. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City also has had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

The State for many years has had a very high State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

New York State

The New York Economy

Like most states, New York continues to face significant fiscal challenges. The national recession, in conjunction with the economic dislocation caused by the September 11 terrorist attacks, produced consecutive year-to-year declines in total tax receipts. Costs for employee pensions have increased dramatically, while the costs of Medicaid, welfare and other entitlement programs have also risen, reflecting the impact of the national recession and the jobless recovery that has followed. New York’s fiscal difficulties were also compounded by last year’s enacted budget process that resulted in spending growth in excess of recurring revenues. Nevertheless, flexible reserves, significantly increased when times were good, have not been depleted.

The September 11 terrorist attacks had a more devastating impact on the New York economy than on any other state. Nevertheless, the New York economy continues to expand and recent above-trend national growth rates have helped to buttress the

State economy, putting the State well on its way to a full recovery from the impact of the September 11 attacks, and reversing several years where the State’s job base was in decline. Total State employment is projected to rise 1.1 percent in 2005, followed by growth of 0.9 percent in 2006. Wage income is now projected to rise 4.6 percent in 2005, followed by growth of 5.2 percent for 2006. The continued strengthening of the State economy will help to sustain the housing market in 2005, though the torrid pace of growth observed in 2004 has already begun to cool. With the pickup in equity market activity toward the end of 2004, the securities industry saw solid profit levels, though below those earned in 2003. Consequently, bonus growth for 2005 will fall short of the extraordinary growth experienced in 2004, offsetting the impact of higher employment growth on personal income and wages.

Significant risks to the current economic forecast include: (i) global political instability, including the uncertain post-war environment in Iraq, and the Middle East in general; (ii) record high oil prices which have increased over 80 percent since June 2003 could delay the global recovery, reducing export growth below expectations; (iii) weakness of consumer spending or a failure of investment spending to commence growth during the year, which could result in a return to recessionary conditions; and (iv) the potential for future terrorist attacks on U.S. soil. Higher energy prices and global instability also loom large as risks to equity market performance. An accelerated pace of interest rate hikes, as well as lower corporate earnings could adversely affect equity markets, possibly resulting in lower bonus payment growth than projected, though this impact would be largely felt during the first quarter of 2006. Rising interest rates tend to have a more negative impact on financial markets than on the economy as a whole, and, therefore, disproportionately affect the State. Moreover, significant numbers of business relocations out of the State would likely result in slower job and income growth as well. In addition, the housing market is expected to gradually cool as long-term interest rates rise, with prices possibly falling in some areas. However, because of the importance of real estate as a buttress for domestic consumption, a more sudden collapse of housing prices than anticipated could result in lower economic growth than expected.

The 2005-06 State Financial Plan (current fiscal year)

The State’s current fiscal year began on April 1, 2005, and ends on March 31, 2006. On March 8, 2005, the State Legislature enacted appropriations for all State-supported, contingent contractual, and certain other debt service obligations for the entire 2005-06 fiscal year. On March 31, 2005, the State Legislature completed action on the remaining appropriations and accompanying legislation constituting the budget for the 2005-06 fiscal year. The 2005-06 Enacted Budget Financial Plan (the “State Financial Plan”) was prepared by the Division of the Budget (the “DOB”) and reflects the actions of the Legislature and Governor through April 12, 2005. On August 1, 2005, the State issued an update to the State Financial Plan (the “August Update”). On October 30, 2005, the State issued an update (the “Mid-Year Update”) which revised the State Financial Plan based on (i) actual operating results through the six months of the 2005-06 fiscal year, (ii) an updated economic forecast, and (iii) a review of program trends.

The State Financial Plan projects General Fund receipts, including transfers from other funds, to total $46.8 billion in 2005-06, an increase of $3.0 billion (6.9 percent) from 2004-05. Projected growth in personal income and sales taxes, resulting from temporary tax actions taken in the 2004-05 Enacted Budget and the economic recovery, are primarily responsible for the growth. General Fund receipts in 2006-07 are projected to increase by $1.8 billion from the current year. Underlying revenue growth of $3.2 billion (6.2 percent) in 2006-07 is offset by the loss of several one-time revenues (roughly $500 million), the phase-out of the personal income tax surcharge and a one-quarter percent increase in sales tax ($1.0 billion), and higher debt service costs which reduce the amount of transfers from the Revenue Bond Tax Fund to the General Fund. The Mid-Year Update now projects General Fund receipts, including transfers from other funds, to total $47.1 billion in 2005-06, an increase of $777 million from the August Update. The positive revisions are due to better than anticipated results in personal income tax and corporate franchise tax.

The State Financial Plan projects General Fund disbursements, including transfers to other funds, of $46.2 billion in 2005-06, an increase of $2.1 billion (4.7 percent) from 2004-05. Increases in Grants to Local Governments ($1.4 billion), State Operations ($502 million), and General State Charges ($396 million), offset by a decrease in transfers to other funds ($265 million) account for the change. General Fund disbursements in 2006-07 increase due to a number of factors. Medicaid growth of $1.8 billion is primarily attributable to the increasing cost of providing health care services and rising utilization of medical services and costs associated with Medicare. The Mid-Year Update now projects General Fund disbursements, including transfers to other funds, to total $46.9 billion in 2005-06, an increase of $447 million over the August Update.

The State Financial Plan is balanced as a result of both new resources and the approval of roughly $3.3 billion of the $4.1 billion in Executive Budget gap-closing recommendations. At the beginning of the 2005-06 budget cycle, the State faced potential General Fund budget gaps of $5.8 billion in 2006-07 and $5.6 billion in 2007-08. The recurring savings proposed in the 2005-06 Executive Budget reduced the gaps to $2.5 billion in both years. The Mid-Year Update now projects budget gaps of $2.5 billion in 2006-07 and $4.4 billion in 2007-08.

The General Fund ended the first quarter of fiscal year 2005-06 with a balance of $4.0 billion. The DOB projects healthy cash flow balances of $3.4 billion at the end of December 2005, and $2.8 billion at the end of the 2005-06 fiscal year (March 31, 2006). The lowest month-end balance is expected in November 2005 ($2.5 billion).

The State Financial Plan contains estimates and projections of future results that should not be construed as statements of fact. These estimates and projections are based upon various assumptions that may be affected by numerous factors, including future economic conditions in the State and nation. There can be no assurance that actual results will not differ materially and adversely from the projections contained in the State Financial Plan set forth above.

Special Considerations

The attacks of September 11 and the lingering effects of the national recession are expected to have continued adverse financial consequences for the State. The DOB believes that their impact is adequately reflected in the current financial forecast, but the combined effect of both factors introduces significant uncertainty into the current State Financial Plan estimates. In the long term, the most significant risk is the possible loss of important economic activity in the State.

Recent events have increased the risks to the forecast for both employment and wages. The threat of future terrorist acts against the U.S. still remains. Another attack targeted at New York City would once again disproportionately affect the State economy. Any other such shock that would have a strong and prolonged impact on the financial markets would also disproportionately affect the State, resulting in lower income and employment growth than reflected in the current forecast. In addition, if the national and world economies grow more slowly than expected, demand for State goods and services would also be lower than projected, dampening employment and income growth relative to the forecast. In contrast, should the national and world economies grow faster than expected, a stronger upturn in stock prices, along with increased activity in mergers and acquisitions and IPOs is possible, resulting in higher wage growth than projected.

As a result of Hurricanes Katrina and Rita and the related surge in energy prices, the State is expecting to pay more to supply heat and electricity to its buildings. Governor Pataki has proposed a legislative package to promote greater energy efficiency and to mitigate the impact of higher energy costs. Similarly, the State Legislature is evaluating a range of policy options to mitigate the impact of higher energy prices on businesses and households. The potential fiscal impact of these proposals is not reflected in the State Financial Plan.

The State’s economic expansion is just starting to gain momentum, and forecasting at or near a business cycle turning point is fraught with risk. Moreover, the financial markets, which are so pivotal to the direction of the downstate economy, are currently in a state of extreme flux. In the wake of several high-profile scandals, the pace of both technological and regulatory change is as rapid as it has ever been. These circumstances compound even further the difficulty in projecting industry revenues and profits.

The expected merger of WellChoice, Inc. and WellPoint, Inc. would eliminate the most significant known risk to the State’s Financial Plan. In the current year, the State had been planning on an additional $1.1 billion in revenues for the Health Care Reform Act (“HCRA”) through stock sales related to the conversion of WellChoice into a for-profit entity. The merger, if completed as planned, is expected to generate approximately $2 billion in cash in the current year for HCRA, as well as additional resources in future years.

Many complex political, social and economic forces influence the State’s economy and finances, which may in turn affect the State Financial Plan. These forces may affect the State unpredictably from fiscal year to fiscal year and are influenced by governments, institutions and events that are not subject to the State’s control. The State Financial Plan is also necessarily based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and the State economies. Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.

Ratings

Standard & Poor’s, Moody’s and Fitch Ratings currently rate the State’s general obligation bonds AA, Aa3 and AA-, respectively.

On December 19, 2000, Standard & Poor’s revised its rating on the State’s general obligation bonds from A+ to AA and reaffirmed its stable outlook. On May 16, 2003, Standard & Poor’s revised its outlook on the State’s general obligation bonds from stable to negative. On September 21, 2004, Standard & Poor’s again revised its outlook on the State’s general obligation bonds from negative to stable. On February 16, 2005, Standard & Poor’s reaffirmed its AA rating and stable outlook on the State’s general obligation bonds. On November 9, 2004, Moody’s revised its rating on the State’s general obligation bonds from A2 to A1, and revised its outlook on the State’s general obligation bonds from stable to positive. On December 14, 2005, Moody’s revised its rating on the State’s general obligation bonds from A1 to Aa3, and revised its outlook on the Sate’s general obligation bonds from positive to stable. On June 5, 2003, Fitch Ratings revised its rating on the State’s general obligation bonds from AA to AA-. On February 28, 2005, Fitch Ratings reaffirmed its AA- rating on the State’s general obligation bonds.

New York City

The City, with a population of approximately 8,000,000, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City’s total employment earnings. Additionally, the City is a leading tourist destination. Manufacturing activity in the City is conducted primarily in apparel and printing.

Economic activity in the City has experienced periods of growth and recession and can be expected to experience periods of growth and recession in the future. It is assumed that the economic slowdown that began in 2001 as a result of the September 11 attacks, a national economic recession, and a downturn in the securities industry came to an end in 2004. The City assumes continued moderate growth in calendar year 2005. After increasing by 2.5% in 2003, total personal income for City residents is estimated to have increased in 2004. In 2002 and 2003, average annual employment in the City fell by approximately 108,600 and 51,800 jobs, respectively. In 2004, average annual employment in the City increased by 10,000 jobs. As of October 2005, total employment in the City was approximately 3,600,600 compared to approximately 3,568,300 in October 2004, an increase of approximately 0.9%.

The Mayor is responsible for preparing the City’s financial plan, which relates to the City and certain entities that receive funds from the City, including the financial plan for the 2006 through 2009 fiscal years submitted to the State Financial Control Board (the “Control Board”) on July 6, 2005 (the “July Financial Plan”), and Modification No. 06-1 to the July Financial Plan submitted to the Control Board on November 22, 2005. The July Financial Plan as so modified is referred to as the “City Financial Plan.” The City’s projections set forth in the City Financial Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Such assumptions and contingencies include the condition of the regional and local economies, the provision of State and federal aid, the impact on City revenues and expenditures of any future federal or State policies affecting the City and cost of future labor settlements.

Implementation of the City Financial Plan is also dependent upon the City’s ability to market its securities successfully, as well as the securities of other financing entities, including the New York City Municipal Water Finance Authority (the “Water Authority”) which issues debt secured by water and sewer revenues. In addition, the City may issue revenue and tax anticipation notes to finance its seasonal working capital requirements, although it currently does not expect to issue such notes in fiscal year 2006. The success of projected public sales of City, Water Authority and other bonds and notes will be subject to prevailing market conditions. Future developments concerning the City and public discussion of such developments, as well as prevailing market conditions, may affect the market for outstanding City general obligation bonds and notes.

The 2006-09 Financial Plan

For the 2005 fiscal year, the City’s General Fund had an operating surplus of $3.534 billion, before discretionary transfers, and achieved balanced operating results in accordance with GAAP, after discretionary and other transfers. The 2005 fiscal year is the twenty-fifth consecutive year that the City has achieved balanced operating results when reported in accordance with GAAP.

On July 6, 2005, the City submitted the July Financial Plan to the Control Board. The July Financial Plan relates to the City and certain entities that receive funds from the City and reflects changes as a result of the City’s expense and capital budgets for the 2006 fiscal year which were adopted on June 30, 2005. The City Financial Plan projects revenues and expenditures for the 2006 fiscal year balanced in accordance with GAAP, and projects gaps of $4.5 billion, $4.5 billion, and $3.9 billion in fiscal years 2007 through 2009, respectively, after implementation of a gap-closing program. A pattern of current year balance and projected subsequent year budget gaps has been consistent through the entire period since 1982, during which the City has achieved an excess of revenues of expenditures, before discretionary transfers, for each fiscal year.

On November 22, 2005, the City submitted to the Control Board the Financial Plan which is a modification to the July Financial Plan. The City Financial Plan projects revenues and expenses for the 2006 fiscal year balanced in accordance with GAAP, and projects gaps of $2.3 billion, $4.1 billion and $3.5 billion in fiscal years 2007 through 2009, respectively.

The City Financial Plan reflects increases in projected net revenues since the July Financial Plan totaling $2.0 billion, $1.4 billion, $1.3 billion and $1.4 billion in fiscal years 2006 through 2009, respectively, resulting primarily from increases in estimated real estate transaction, personal income and business tax revenues offset by the effect of certain scheduled reductions in tax rates. The City Financial Plan also reflects increases in projected net expenditures since the July Financial Plan totaling $300 million, $906 million, $961 million and $980 million in fiscal years 2006 through 2009, respectively. Increases in projected expenditures since the July Financial Plan include: (i) increased labor costs as a result of recent settlements of labor negotiations and provision for similar increases for collective bargaining units not yet settled of $661 million, $1.1 billion, $1.2 billion and $1.2 billion in fiscal years 2006 through 2009, respectively; (ii) increased energy costs of $101 million, $102 million, $88 million and $83 million in fiscal years 2006 through 2009, respectively; and (iii) increased agency spending of $56 million, $58 million, $59 million and $65 million in fiscal years 2006 through 2009, respectively. Decreases in projected City-funded expenditures since the July Financial Plan result from (i) increases in State education aid of $35 million, $300 million, $337 million and $337 million in fiscal years 2006 through 2009, respectively; (ii) a one-time decrease in Medicaid expenses of $450 million due to a change in accrual methods for Medicaid payments beginning in fiscal year 2006; and (iii) decreased debt service costs of $33 million, $35 million, $27 million and $8 million in fiscal years 2006 through 2009, respectively. The City Financial Plan includes the proposed prepayment in fiscal year 2006 of $1.7 billion in debt service due in fiscal year 2007.

The City Financial Plan includes funding for all recent labor contract settlements covering the vast majority of City employees and makes provision for wage increases for collective bargaining units not yet settled consistent with the settled patterns. The City Financial Plan makes provision for a fourth contract year under the 2002-2005 round of collective bargaining with a 3.15% wage increase in that year and makes provision for a 1.25% wage increases annually thereafter for all City employees. The City Financial Plan does not reflect some changes in actuarial assumptions and funding methodologies which have been approved by the boards of trustees of the five major actuarial pension systems and which are expected to be approved by the State Legislature. Such changes are projected to result in savings in fiscal years 2006 and 2007 but offsetting costs thereafter.

The City Financial Plan also reflects other proposed State assistance which requires the approval of the State government. The nature and extent of the impact on the City of the federal and State budgets, when adopted, are uncertain, and no assurance can be given that federal or State actions included in the federal and State adopted budgets may not have a significant adverse impact on the City’s budget and the City Financial Plan. Furthermore, the economic and financial condition of the City may be affected by various financial, social, economic, geo-political and/or other factors that could have a material effect on the City.

Special Considerations

The City Financial Plan is based on numerous assumptions, including the condition of the City’s and the region’s economies and the concomitant receipt of economically sensitive tax revenues in the amounts projected. In addition, other potential uncertainties and contingencies include the following: (i) the effects of the September 11 attacks on the City economy; (ii) the rate of wage increases; (iii) the realization of projected interest earnings for pension fund assets and current assumptions with respect to wages for City employees affecting the City’s required pension fund contributions; (iv) the willingness and ability of the State to provide the aid contemplated by the City Financial Plan and to take various other actions to assist the City; (v) the ability of the New York City Health and Hospitals Corporation and other such entities to maintain balanced budgets; (vi) the willingness of the federal government to provide the amount of federal aid contemplated in the City Financial Plan; (vii) the impact on City revenues and expenditures of federal and State welfare reform and any future legislation affecting Medicare or other entitlement programs; (viii) adoption of the City’s budget by the City Council in substantially the form submitted by the Mayor; (ix) the ability of the City to implement cost reduction initiatives, and the success with which the City controls expenditures; (x) the impact of conditions in the real estate market on real estate tax revenues; and (xi) the ability of the City and other financing entities to market their securities successfully in the public credit markets. The projections contained in the City Financial Plan may also be affected by the uncertainty relating to the State Financial Plan and to the U.S. economy, as a whole, as discussed above.

On September 11, 2001, two hijacked passenger jetliners flew into the World Trade Center, resulting in substantial loss of life, destruction of the World Trade Center and damage to other buildings in the vicinity. Trading on the major New York stock exchanges was suspended until September 17, 2001, and business in the financial district was interrupted. Recovery, clean up and repair efforts have resulted in substantial expenditures. The City Financial Plan reflects the receipt of a $1 billion reimbursement from the Federal Emergency Management Agency. It is currently not possible to quantify the long-term adverse impact of the September 11 attacks on the City and its economy, any offsetting economic benefits that may result from recovery and rebuilding activities, or the amount of additional resources from federal, State, City and other sources that will be required.

Although the City has maintained balanced budgets in each of its last twenty-four fiscal years, there can be no assurance that the gap-closing actions proposed in the City Financial Plan can be successfully implemented or that the City will maintain a balanced budget in future years without additional State aid, revenue increases or expenditure reductions. Additional tax increases and reductions in essential City services could adversely affect the City’s economic base.

Finally, the sluggish pace of the current economic recovery at the national level does not bode well for a timely turnaround in the City’s economy. Coming out of past recessions, the City has typically lagged the nation’s recovery. This is largely due to the fact that the City’s economy does not gain much from the recovery in manufacturing that takes hold in the early phase of the up cycle, as well as the fact that demand for the City’s service sectors only picks up when a recovery is firmly in place. The current recovery cycle is not expected to be any different and could adversely affect the City’s economy.

Ratings

Standard & Poor’s, Moody’s and Fitch Ratings currently rate the City’s outstanding general obligation bonds A+, A1 and A+, respectively.

On May 27, 2003, Standard & Poor’s revised its outlook from negative to stable on the City’s general obligation bonds. On May 17, 2005, Standard & Poor’s revised its rating on the City’s general obligation bonds from A to A+. On January 25, 2005, Moody’s revised its outlook from positive to stable on the City’s general obligation bonds. On April 4, 2005, Moody’s revised its rating on the City’s general obligation bonds from A2 to A1. On December 8, 2005, Moody’s reaffirmed its A1 rating and stable outlook on the City’s general obligation bonds. On April 8, 2005, Fitch Ratings reaffirmed its A+ rating and stable outlook on the City’s general obligation bonds.

Litigation

A number of court actions have been brought involving State finances that could ultimately result in costs to the State Financial Plan. The court actions in which the State is a defendant generally involve State programs and miscellaneous tort, real property, and contract claims. The most significant case is Campaign for Fiscal Equity v. State of New York, in which the State Court of Appeals directed the State to implement a remedy by July 30, 2004, that ensures all children in New York City have the opportunity to receive a sound basic education. In August 2004, the State Supreme Court directed a panel of three referees to report and make recommendations on the measures the State has taken to bring its school financing system into constitutional compliance with respect to New York City schools. On November 30, 2004, the panel issued its report and recommendations. It recommended that the Supreme Court direct the State to pay New York City schools a total of $14.08 billion over the next four years in additional funding and $9.179 billion over the next five years for capital improvements. On March 15, 2005, the Supreme Court, New York County, issued an order confirming the panel’s report and recommendations and directing the State to take all steps necessary to provide additional funding for New York City schools in the amounts of $1.41 billion in 2005-06, $2.82 billion in 2006-07, $4.22 billion in 2007-08 and $5.63 billion in 2008-09. The Court also directed the State to take all steps necessary to provide additional capital funding in the amount of $1.836 billion annually over the next five years. The State has appealed from the March 15, 2005, order to the Appellate Division, First Department and the trial court’s decision was stayed pending resolution of the appeal. On May 3, 2005, the First Department denied the plaintiffs’ motion to lift the automatic stay.

The State’s finances may also be affected by adverse rulings released to further collective bargaining agreements with State employee unions and federal disallowances or other federal actions. Other significant litigation includes ongoing claims by several Indian Nations alleging wrongful possession of lands by the State and several counties, as well as claims involving the adequacy of shelter allowances for families on public assistance. In addition, ongoing litigation challenging the proceeds from the conversion of Empire Blue Cross/Blue Shield from a not-for-profit corporation to a for-profit corporation may result in a loss of resources in the General Fund. Pursuant to a court order the State Comptroller is currently holding all proceeds in escrow until a judgment is rendered. Adverse developments in the legal proceedings described above, other proceedings for which there are unanticipated, unfavorable and material judgments, or the initiation of new proceedings could affect the ability of the State to maintain balanced State Financial Plan. The State believes that the proposed State Financial Plan includes sufficient reserves to offset the costs associated with payment of judgments that may be required during the 2004-05 fiscal year. There can be no assurance, however, that adverse decisions in legal proceedings against the State would not exceed the amount of all potential State Financial Plan resources available for the payment of judgments, and could adversely affect the ability of the State to maintain balanced State Financial Plan.

The City has estimated that its potential future liability on account of outstanding claims against it as of June 30, 2005, amounted to approximately $4.8 billion. While the ultimate outcome and fiscal impact, if any, on the City of these outstanding claims are not currently predictable, adverse determinations on certain of them may have a material adverse effect upon the City’s ability to carry out the City Financial Plan.

New York Taxes—

In the opinion of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds) the interest on the Bonds is exempt from New York State and City personal income taxes, except where such interest is subject to federal income taxes, as is described in “Taxes.”

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing New York law:

Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and income received by the Trust will be treated as the income of the Holders in the same manner as for federal income tax purposes. Accordingly, each Holder will be considered to have received the interest on its pro rata portion of each Bond when interest on the Bond is received by the Trust (or on earlier accrual, depending on the Holder’s method of accounting and depending on the existence of any original issue discount). A noncorporate Holder who is a New York State (and City) resident will be subject to New York State (and City) personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond. A noncorporate Holder who is not a New York State resident will not be subject to New York State or City personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond unless such Units are attributable to a business, trade, profession or occupation carried on in New York. A New York State (and City) resident should determine its tax basis for its pro rata portion of each Bond for New York State (and City) income tax purposes in the same manner as for federal income tax purposes. Interest income on, as well as any gain recognized on the disposition of, a Holder’s pro rata portion of the Bonds is generally not excludable from income in computing New York State and City franchise taxes on corporations or financial institutions.

TAX FREE VS. TAXABLE INCOME

The following table shows the approximate yield which taxable securities must earn in various income brackets to equal tax exempt yields under combined federal and state individual income tax rates. This table reflects projected federal income tax rates and tax brackets for the 2006 taxable year under recently passed legislation, and state income tax rates that were available on the date of the Prospectus. These rates are subject to change and several items of the tax reduction are scheduled to revert to prior law in future years unless made permanent by future legislation. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may be lower than indicated. A table is computed on the theory that the taxpayer’s highest bracket tax rate is applicable to the entire amount of any increase or decrease in taxable income (after allowance for any resulting change in state income tax) resulting from a switch from taxable to tax-free securities or vice versa. Variations between state and federal allowable deductions and exemptions are generally ignored. The state tax is thus computed by applying to the federal taxable income bracket amounts shown in the table the appropriate state rate for those same dollar amounts. For example, a married couple living in the State of California and filing a Joint Return with $53,000 in taxable income for the 2006 tax year would need a taxable investment yielding 6.26% in order to equal a tax-free return of 5.00%. Use the appropriate table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax and state income tax.

STATE OF CALIFORNIA

2006 Tax Year

Taxable		Approx. Combined Federal & State Tax Rate	TAX EXEMPT YIELD
Income Bracket			3.00%	3.50%	4.00%	4.50%	5.00%	5.50%

			TAXABLE EQUIVALENT YIELD
Joint Return	Single Return

$ 0 - 12,638	$ 0 - 6,319	10.90%	3.37%	3.93%	4.49%	5.05%	5.61%	6.17%
$ 12,639 - 15,100	$ 6,320 - 7,550	11.80	3.40	3.97	4.54	5.10	5.67	6.24
$ 15,101 - 29,958	$ 7,551 - 14,979	16.70	3.60	4.20	4.80	5.40	6.00	6.60
$ 29,959 - 47,282	$ 14,980 - 23,641	18.40	3.68	4.29	4.90	5.51	6.13	6.74
$ 47,283 - 61,300	$ 23,642 - 30,650	20.10	3.75	4.38	5.01	5.63	6.26	6.88
$ 61,301 - 65,638	$ 30,651 - 32,819	29.50	4.26	4.96	5.67	6.38	7.09	7.80
$ 65,639 - 82,952	$ 32,820 - 41,476	31.00	4.35	5.07	5.80	6.52	7.25	7.97
$ 82,953 - 123,700	$ 41,477 - 74,200	31.98	4.41	5.15	5.88	6.62	7.35	8.09
$123,701 - 188,450	$ 74,201 - 154,800	34.70	4.59	5.36	6.13	6.89	7.66	8.42
$188,451 - 336,550	$154,801 - 336,550	39.23	4.94	5.76	6.58	7.41	8.23	9.05
$336,551 - 1,000,000	$336,551 - 1,000,000	41.05	5.09	5.94	6.78	7.63	8.48	9.33
Over $1,000,000	Over $1,000,000	41.70	5.15	6.00	6.86	7.72	8.58	9.43

Note: This table reflects the following:

1	The above tax rates represent 2006 federal income tax rates and 2005 California income tax rates. California has not yet published its 2006 personal income tax rates.
2	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $150,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions as well as the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $3,200 (or fraction thereof) of AGI in excess of $225,750 for married taxpayers filing a joint tax return and $150,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
3	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
4	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
5	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

STATE OF NEW JERSEY

2006 Tax Year

Taxable Income Bracket	Approx. Combined Federal & State Tax Rate	TAX EXEMPT YIELD
		3.00%	3.50%	4.00%	4.50%	5.00%	5.50%

		TAXABLE EQUIVALENT YIELD
		JOINT RETURN
$ 0 - 15,100	11.26%	3.38%	3.94%	4.51%	5.07%	5.63%	6.20%
$ 15,101 - 20,000	16.19	3.58	4.18	4.77	5.37	5.97	6.56
$ 20,001 - 50,000	16.49	3.59	4.19	4.79	5.39	5.99	6.59
$ 50,001 - 61,300	17.08	3.62	4.22	4.82	5.43	6.03	6.63
$ 61,301 - 70,000	26.84	4.10	4.78	5.47	6.15	6.83	7.52
$ 70,001 - 80,000	27.63	4.15	4.84	5.53	6.22	6.91	7.60
$ 80,001 - 123,700	29.14	4.23	4.94	5.65	6.35	7.06	7.76
$123,701 - 150,000	31.98	4.41	5.15	5.88	6.62	7.35	8.09
$150,001 - 188,450	32.59	4.45	5.19	5.93	6.68	7.42	8.16
$188,451 - 336,550	37.27	4.78	5.58	6.38	7.17	7.97	8.77
$336,551 - 500,000	39.14	4.93	5.75	6.57	7.39	8.22	9.04
Over $500,000	40.83	5.07	5.92	6.76	7.61	8.45	9.30

Taxable Income Bracket	Approx. Combined Federal & State Tax Rate	TAX EXEMPT YIELD
		3.00%	3.50%	4.00%	4.50%	5.00%	5.50%

		TAXABLE EQUIVALENT YIELD
		SINGLE RETURN
$ 0 - 7,550	11.26%	3.38%	3.94%	4.51%	5.07%	5.63%	6.20%
$ 7,551 - 20,000	16.19	3.58	4.18	4.77	5.37	5.97	6.56
$ 20,001 - 30,650	16.49	3.59	4.19	4.79	5.39	5.99	6.59
$ 30,651 - 35,000	26.31	4.07	4.75	5.43	6.11	6.79	7.46
$ 35,001 - 40,000	27.63	4.15	4.84	5.53	6.22	6.91	7.60
$ 40,001 - 74,200	29.14	4.23	4.94	5.65	6.35	7.06	7.76
$ 74,201 - 75,000	31.98	4.41	5.15	5.88	6.62	7.35	8.09
$ 75,001 - 154,800	32.59	4.45	5.19	5.93	6.68	7.42	8.16
$154,801 - 336,550	37.27	4.78	5.58	6.38	7.17	7.97	8.77
$336,551 - 500,000	39.14	4.93	5.75	6.57	7.39	8.22	9.04
Over $500,000	40.83	5.07	5.92	6.76	7.61	8.45	9.30

Note:  This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $150,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions as well as the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $3,200 (or fraction thereof) of AGI in excess of $225,750 for married taxpayers filing a joint tax return and $150,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

STATE OF NEW YORK

2006 Tax Year

			TAX EXEMPT YIELD
Taxable Income Bracket			3.00%	3.50%	4.00%	4.50%	5.00%	5.50%
Joint Return	Single Return	Approx. Combined Federal & State Tax Rate	TAXABLE EQUIVALENT YIELD
$ 0 - 15,100	$ 0 - 7,550	13.60%	3.47%	4.05%	4.63%	5.21%	5.79%	6.37%
$ 15,101 - 16,000	$ 7,551 - 8,000	18.40	3.68	4.29	4.90	5.51	6.13	6.74
$ 16,001 - 22,000	$ 8,001 - 11,000	18.83	3.70	4.31	4.93	5.54	6.16	6.78
$ 22,001 - 26,000	$ 11,001 - 13,000	19.46	3.72	4.35	4.97	5.59	6.21	6.83
$ 26,001 - 40,000	$ 13,001 - 20,000	20.02	3.75	4.38	5.00	5.63	6.25	6.88
$ 40,001 - 61,300	$ 20,001 - 30,650	20.82	3.79	4.42	5.05	5.68	6.31	6.95
$ 61,301 - 123,700	$ 30,651 - 74,200	30.14	4.29	5.01	5.73	6.44	7.16	7.87
$123,701 - 188,450	$ 74,201 - 154,800	32.93	4.47	5.22	5.96	6.71	7.46	8.20
$188,451 - 336,550	$154,801 - 336,550	37.59	4.81	5.61	6.41	7.21	8.01	8.81
Over $336,500	Over $336,550	39.45	4.95	5.78	6.61	7.43	8.26	9.08

Note:  This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $150,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions as well as the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $3,200 (or fraction thereof) of AGI in excess of $225,750 for married taxpayers filing a joint tax return and $150,500 for single taxpayers. The effect of the phase out of personal exemptions it not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

CITY OF NEW YORK

2006 Tax Year
Taxable Income Bracket	Approx. Combined Federal, State & New York City Tax Rate	TAX EXEMPT YIELD
		3.00%	3.50%	4.00%	4.50%	5.00%	5.50%
		TAXABLE EQUIVALENT YIELD
		JOINT RETURN
$ 0 - 15,100	16.22%	3.58%	4.18%	4.77%	5.37%	5.97%	6.56%
$ 15,101 - 16,000	20.87	3.79	4.42	5.06	5.69	6.32	6.95
$ 16,001 - 21,600	21.30	3.81	4.45	5.08	5.72	6.35	6.99
$ 21,601 - 22,000	21.83	3.84	4.48	5.12	5.76	6.40	7.04
$ 22,001 - 26,000	22.47	3.87	4.51	5.16	5.80	6.45	7.09
$ 26,001 - 40,000	23.02	3.90	4.55	5.20	5.85	6.50	7.14
$ 40,001 - 45,000	23.83	3.94	4.59	5.25	5.91	6.56	7.22
$ 45,001 - 61,300	23.87	3.94	4.60	5.25	5.91	6.57	7.22
$ 61,301 - 90,000	32.83	4.47	5.21	5.96	6.70	7.44	8.19
$ 90,001 - 123,700	32.87	4.47	5.21	5.96	6.70	7.45	8.19
$123,701 - 188,450	35.56	4.66	5.43	6.21	6.98	7.76	8.53
$188,451 - 336,550	40.03	5.00	5.84	6.67	7.50	8.34	9.17
Over $336,550	41.82	5.16	6.02	6.88	7.74	8.59	9.45

		SINGLE RETURN
$ 0 - 7,550	16.22%	3.58%	4.18%	4.77%	5.37%	5.97%	6.56%
$ 7,551 - 8,000	20.87	3.79	4.42	5.06	5.69	6.32	6.95
$ 8,001 - 11,000	21.30	3.81	4.45	5.08	5.72	6.35	6.99
$ 11,001 - 12,000	21.93	3.84	4.48	5.12	5.76	6.40	7.05
$ 12,001 - 13,000	22.47	3.87	4.51	5.16	5.80	6.45	7.09
$ 13,001 - 20,000	23.02	3.90	4.55	5.20	5.85	6.50	7.14
$ 20,001 - 25,000	23.83	3.94	4.59	5.25	5.91	6.56	7.22
$ 25,001 - 30,650	23.87	3.94	4.60	5.25	5.91	6.57	7.22
$ 30,651 - 50,000	32.83	4.47	5.21	5.96	6.70	7.44	8.19
$ 50,001 - 74,200	32.87	4.47	5.21	5.96	6.70	7.45	8.19
$ 74,201 - 154,800	35.56	4.66	5.43	6.21	6.98	7.76	8.53
$154,801 - 336,550	40.03	5.00	5.84	6.67	7.50	8.34	9.17
Over $336,550	41.82	5.16	6.02	6.88	7.74	8.59	9.45

Note:  This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $150,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions as well as the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $3,200 (or fraction thereof) of AGI in excess of $225,750 for married taxpayers filing a joint tax return and $150,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits.

TAX EXEMPT

SECURITIES TRUST

15,000 Units            Dated January 27, 2006

PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file nos. 333-129296, 333-129300, 333-125152 and 333-129303) and the Investment Company Act of 1940 (file no. 811-2560), and to which reference is hereby made. Information may be reviewed and copied at the Commission’s Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:

•	electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
•	visiting the SEC internet address: http://www.sec.gov
•	writing: Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549-6009

Index		Sponsor:
Investment Summary	A-2

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

(212) 816-6000

Trustee:

The Bank of New York

2 Hanson Place, 12th Floor

Brooklyn, New York 11217

(877) 363-3613

This Prospectus does not constitute an offer

to sell, or a solicitation of an offer to buy,

securities in any state to any person to whom

it is not lawful to make such offer in such

state.

Summary of Essential Information	A-8
Portfolio Summary as of Date of Deposit	A-11
Report of Independent Registered Public Accounting Firm	A-14
Statements of Financial Condition	A-15
Portfolios	A-17
Notes to Portfolios of Securities	A-27
Tax Exempt Securities Trust	B-1
Risk Factors	B-2
Taxes	B-10
Expenses and Charges	B-14
Public Offering	B-16
Rights of Holders	B-20
Sponsor	B-24
Trustee	B-25
Evaluator	B-25
Amendment and Termination of the Trust Agreement	B-26
Miscellaneous	B-26
Bond Ratings	B-27
Federal Tax Free vs. Taxable Income	B-30
The State Trusts	C-1
Tax Free vs. Taxable Income	C-27

No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

© 2006 Citigroup Global Markets Inc. Member NASD/SIPC. Smith Barney is a division and service mark of Citigroup Global Markets Inc. and its affiliates and is used and registered throughout the world. CITIGROUP and the Umbrella Device are trademarks and service marks of Citicorp or its affiliates and are used and registered throughout the world.	UT 7047 (01/06)

PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

SEC FILE OR IDENTIFICATION NO.
I.	Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	2-55436

II.	Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

	Citigroup Global Markets Inc.	8-8177

III.	Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

	Citigroup Global Markets Inc.	333-103725

IV.	Code of Ethics of the Depositor filed as an Exhibit to the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	333-102557

B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

	Citigroup Global Markets Inc.	13-1912900
	The Bank of New York	13-5160382

UNDERTAKING

The Sponsor undertakes that it will not instruct the Trustee to accept from (i) any insurance company affiliated with the Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to that Security or (ii) any affiliate of the Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless those instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940. Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant also hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND DOCUMENTS:

The facing sheet of Form S-6.

The Prospectus.

Additional Information not included in the Prospectus (Part II).

Undertaking.

Signatures.

Consent of Independent Registered Public Accounting Firm.

The following exhibits:

1.1

— Trust Indenture and Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement of Tax Exempt Securities Trust, National Trust 415 (Intermediate/Long Series), 1933 Act File No. 333-123131 filed on July 29, 2005).

1.1.1

— Form of Reference Trust Agreement (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Tax Exempt Securities Trust, National Trust 415 (Intermediate/Long Series), 1933 Act File No. 333-123131 filed on July 29, 2005).

1.2

— Form of Agreement Among Underwriters (incorporated by reference to Exhibit 99 to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915 filed on December 8, 1993).

2.1	— Form of Certificate of Ownership (included in Exhibit 1.1).

3.1*	— Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings “Taxes” and “Miscellaneous—Legal Opinion” in the Prospectus.

3.2*	— Opinion of special California counsel.

3.3*	— Opinion of special New Jersey counsel.

4.1*	— Consent of the Evaluator.

5.1*	— Consent of KPMG LLP.

*Filed herewith.

SIGNATURES

The Registrant, Tax Exempt Securities Trust, National Trust 424, California Trust 221 (Insured), New Jersey Trust 183 and New York Trust 259, hereby identifies National Trust 347, Arizona Trust 1, Florida Trust 124 and Michigan Trust 1 of the Tax Exempt Securities Trust for purposes of the representations required by Rule 487 and represents the following:

(1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) That it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York, on the 27th day of January, 2006.

Signatures appear on page II-4.

The principal officers and a majority of the members of the Board of Directors of Citigroup Global Markets Inc. have signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.

CITIGROUP GLOBAL MARKETS UNIT TRUSTS

(Registrant)

CITIGROUP GLOBAL MARKETS INC.

(Depositor)

By	/S/ GEORGE S. MICHINARD, JR.
George S. Michinard, Jr. (Authorized Signatory)

By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Citigroup Global Markets Inc.:

NAME	TITLE

ROBERT DRUSKIN	Chief Executive Officer, President, Chairman and Director

TODD THOMSON	Director

CLIFF VERRON	Chief Financial Officer

By	/S/ GEORGE S. MICHINARD, JR.
George S. Michinard, Jr. (Attorney-in-Fact for the persons listed above)

*	Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-101236, 333-108493 and 333-119745.